Exhibit (a)(1)(A)
Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

NUMERICAL TECHNOLOGIES, INC.

at

$7.00 Net Per Share

by

NEON ACQUISITION CORPORATION

a wholly owned subsidiary of

SYNOPSYS, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, FEBRUARY 20, 2003, UNLESS THE OFFER IS EXTENDED.

The Offer is being made in connection with the Merger Agreement, dated as of January 12, 2003, among Synopsys, Inc., Neon Acquisition Corporation and Numerical Technologies, Inc.

The Board of Directors of Numerical Technologies, Inc. has unanimously approved the Merger Agreement, the Offer and the Merger (each as defined herein), determined that the Offer and the Merger are advisable and fair to, and in the best interests of, the holders of shares and unanimously recommends that stockholders accept the Offer and tender their shares pursuant to the Offer and approve the Merger Agreement.

A summary of the principal terms of the Offer appears on pages (i) through (iv). You should read this entire document carefully before deciding whether to tender your shares.

The Information Agent for the Offer is:

D. F. King & Co., Inc.

77 Water Street
New York, NY 10005
Banks and Brokers Call Collect: (212) 269-5550
All Others Call Toll-Free: (800) 628-8532

January 23, 2003

IMPORTANT

Any stockholder of Numerical Technologies who desires to tender all or any portion of such stockholder’s shares of Numerical Technologies common stock to Purchaser pursuant to the Offer should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal (having such stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to the “Depositary” for the Offer, Computershare Trust Company of New York, and either deliver the certificates for such shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender such shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Tendering Shares” of this Offer to Purchase, in each case prior to the Expiration Date (as defined herein) of the Offer, or (b) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Any stockholder of Numerical Technologies with shares of Numerical Technologies common stock registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that institution in order to tender such shares to Purchaser pursuant to the Offer.

Any stockholder of Numerical Technologies who desires to tender shares of Numerical Technologies common stock to Purchaser pursuant to the Offer and whose certificates representing such shares are not immediately available, or who cannot comply in a timely manner with the procedures for tendering shares by book-entry transfer, or who cannot deliver all required documents to the Depositary prior to the Expiration Date of the Offer, may tender such shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Tendering Shares” of this Offer to Purchase.

TABLE OF CONTENTS

SUMMARY TERM SHEET		i

INTRODUCTION		1

THE TENDER OFFER		4
1.	Terms of the Offer	4
2.	Acceptance for Payment and Payment for Shares	6
3.	Procedure for Tendering Shares	7
4.	Withdrawal Rights	9
5.	Certain United States Federal Income Tax Consequences of the Offer	10
6.	Price Range of Shares; Dividends	12
7.	Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations	12
8.	Certain Information Concerning the Company	13
9.	Certain Information Concerning Purchaser and Synopsys	16
10.	Background of the Offer; Contacts with the Company	17
11.	Purpose of the Offer and Plans for the Company; the Merger Agreement and Related Agreements	20
12.	Source and Amount of Funds	30
13.	Certain Conditions of the Offer	31
14.	Dividends and Distributions	32
15.	Certain Legal Matters	32
16.	Fees and Expenses	36
17.	Miscellaneous	36

SCHEDULE A—INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND THE EXECUTIVE OFFICERS OF SYNOPSYS AND PURCHASER		A-1

SUMMARY TERM SHEET

Neon Acquisition Corporation is offering to purchase all of the outstanding shares of common stock of Numerical Technologies, Inc. for $7.00 per share in cash. The following are some of the questions you, as a stockholder of Numerical Technologies, may have and answers to those questions. We urge you to read the remainder of this offer to purchase and the related letter of transmittal carefully because the information in this summary is not complete and additional important information is contained in the remainder of this offer to purchase and the letter of transmittal.

Who is offering to buy my shares?

Neon Acquisition Corporation is a Delaware corporation formed for the purpose of making this offer. Neon Acquisition is a wholly owned subsidiary of Synopsys, Inc., a Delaware corporation. See Section 9 of this offer to purchase—“Certain Information Concerning Purchaser and Synopsys.”

What shares are being sought in the offer?

We are offering to purchase all of the outstanding shares of common stock of Numerical Technologies, Inc. See “INTRODUCTION” and Section 1 of this offer to purchase—“Terms of the Offer.”

How much are you offering to pay, what is the form of payment and will I have to pay any fees or commissions?

We are offering to pay $7.00 per share, net to you, in cash. If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See “INTRODUCTION” and Section 1 of this offer to purchase—“Terms of the Offer.”

How will U.S. taxpayers be taxed for U.S. federal income tax purposes?

If you are a U.S. taxpayer, your receipt of cash for shares in the offer will be a taxable transaction for U.S. federal income tax purposes. You will generally recognize gain or loss in an amount equal to the difference between (a) the cash you receive in the offer and (b) your adjusted tax basis in the shares you sell in the offer. That gain or loss will be a capital gain or loss if the shares are a capital asset in your hands, and will be long-term capital gain or loss if the shares have been held for more than one year at the time the offer is completed. You are urged to consult your own tax advisor as to the particular tax consequences of the offer to you. See Section 5 of this offer to purchase—“Certain United States Federal Income Tax Consequences of the Offer.”

Do you have the financial resources to make payment?

Yes. Synopsys, the parent of Neon Acquisition, will provide Neon Acquisition with sufficient funds to pay for all shares validly tendered and not withdrawn in the offer or to be acquired in the merger, which is expected to follow the successful completion of the offer. Synopsys currently has the needed funds in the form of cash or cash equivalents. The offer is not conditioned upon any financing arrangements. See Section 12 of this offer to purchase—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my shares in the offer?

We do not think our financial condition is relevant to your decision whether to tender shares and accept the offer because:

•	the offer is being made for all outstanding shares solely for cash,

•	the offer is not subject to any financing condition,

•	if we consummate the offer, we will acquire all remaining shares for the same cash price in the merger, and

•	Synopsys currently has sufficient cash or cash equivalents to purchase all outstanding shares.

i

How long do I have to decide whether to tender in the offer?

You will have at least until 12:00 midnight, New York City time, on Thursday, February 20, 2003 to decide whether to tender your shares in the offer, unless we extend the offer. See Section 1 of this offer to purchase—“Terms of the Offer.”

Can the offer be extended and under what circumstances?

Yes. We have the right to extend the offer for periods of not more than twenty business days per extension if at the time the offer is scheduled to expire, including following a prior extension, any of the offer conditions are not satisfied or waived by us. We have agreed with Numerical Technologies that we will so extend the offer unless: (a) the condition relating to the minimum number of shares we are seeking in the offer is the only condition that is not satisfied; (b) a court or other governmental entity takes action that would, or is reasonably likely to, prohibit the contemplated transactions, materially limit our rights in shares we acquire in the offer or materially affect our operations; (c) Numerical Technologies suffers a material adverse effect; or (d) the condition relating to Numerical Technologies’ compliance with certain of its representations and obligations under the merger agreement is not satisfied and any applicable cure periods have expired. In any event, we have agreed not to extend the offer beyond August 31, 2003, without Numerical Technologies’ consent, and we are not obligated to extend the offer beyond that date. See Section 1 of this offer to purchase—“Terms of the Offer.”

We may also elect, and we reserve the right to provide, a “subsequent offering period” for the offer. A subsequent offering period, if one is provided, will be an additional period of time beginning after we have purchased shares tendered during the offer, during which stockholders may tender, but not withdraw, their shares and receive the offer consideration. See Section 1 of this offer to purchase—“Terms of the Offer.”

How will I be notified if the offer is extended?

If we extend the offer, we will inform Computershare Trust Company of New York, the depositary for the offer, of that fact and will make a public announcement of the extension, by not later than 9:00 a.m., New York City time, on the business day following the day on which the offer was scheduled to expire. See Section 1 of this offer to purchase—“Terms of the Offer.”

What are the most significant conditions to the offer?

We are not obligated to purchase any tendered shares if:

•
The number of shares validly tendered and not withdrawn prior to the expiration of the offer, together with the number of shares, if any, then owned beneficially by us, does not equal at least a majority of the outstanding shares on a fully diluted basis.

•
The applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or any similar national antitrust or competition laws or foreign investment regulations have not expired or been terminated.

•	There occur any changes, conditions, events or developments, which alone or together, have or would be reasonably likely to have a material adverse effect on Numerical Technologies.

The offer is also subject to a number of other conditions. See Section 13 of this offer to purchase—“Certain Conditions of the Offer.”

How do I tender my shares?

To tender shares, you must deliver the certificates representing your shares, together with a completed letter of transmittal and any other documents required, to the depositary not later than the time the offer expires. If your shares are held in street name, the shares can only be tendered by your nominee through The Depository Trust Company. If you cannot deliver something that is required to the depositary by the expiration of the offer, you may get a little extra time to do so by having a broker, a bank or other fiduciary, which is a member in good standing of the Securities Transfer Agents Medallion Program or other institution that would be eligible according to the offer, guarantee that the missing items will be received by the depositary within three Nasdaq National Market trading days. However, the depositary must receive the missing items within that three trading day period. See Section 3 of this offer to purchase—“Procedure for Tendering Shares.”

Until what time can I withdraw previously tendered shares?

You can withdraw shares that you previously tendered at any time until the offer has expired and, if we have not accepted your shares for payment by March 23, 2003, you can withdraw them at any time after such time until we accept shares for payment. If we decide to provide a subsequent offering period, we will accept shares tendered during that period immediately upon tender and thus you will not be able to withdraw shares tendered in the offer during any subsequent offering period. See Sections 1 and 4 of this offer to purchase—“Terms of the Offer” and “Withdrawal Rights.”

How do I withdraw previously tendered shares?

To withdraw shares that you previously tendered, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw the shares. See Sections 1 and 4 of this offer to purchase—“Terms of the Offer” and “Withdrawal Rights.”

What does the Numerical Technologies Board of Directors think of the offer?

We are making the offer pursuant to a merger agreement with Numerical Technologies. Numerical Technologies’ Board of Directors unanimously approved the merger agreement, our offer and our proposed merger with Numerical Technologies. Numerical Technologies’ Board of Directors has determined that the offer and the merger are advisable and fair to, and in the best interests of, Numerical Technologies’ stockholders, and it unanimously recommends that stockholders accept this offer and tender their shares pursuant to the offer and approve the merger agreement. See Section 10 of this offer to purchase—“Background of the Offer; Contacts with the Company.” Numerical Technologies has prepared a Solicitation/Recommendation Statement on Schedule 14D-9 containing additional information regarding Numerical Technologies’ Board of Directors’ determination and recommendation, which is being sent to stockholders together with this offer to purchase and which we urge you to read.

Have any stockholders agreed to tender their shares?

Yes. The directors and executive officers of Numerical Technologies and certain of their spouses, who collectively owned as of January 21, 2003, approximately 19 percent of the outstanding shares (16 percent on a fully diluted basis and 20 percent on a fully diluted basis, including options owned by these stockholders), have agreed to tender in the offer, and not withdraw, all shares they owned at the time of tender. See Section 11 of this offer to purchase—“Purpose of the Offer and Plans for the Company; the Merger Agreement and Related Agreements—The Stockholder Agreement.”

Will the offer be followed by a merger if all the shares are not tendered in the offer?

Yes. If following the offer we own shares representing at least a majority of the shares outstanding on a fully diluted basis, Neon Acquisition will be merged with Numerical Technologies. If the merger takes place, Synopsys, through its affiliates, will own all of the shares of Numerical Technologies and all stockholders of Numerical Technologies who did not tender their shares in the offer will receive in the merger the same price paid in the offer, that is, $7.00 per share in cash or any other higher price per share which is paid in the offer. See “INTRODUCTION” and Section 11 of this offer to purchase—“Purpose of the Offer and Plans for the Company; the Merger Agreement and Related Agreements—The Merger Agreement.” There are no appraisal rights available in connection with the offer. However, if the merger takes place, stockholders who have not sold their shares in the offer will have appraisal rights under Delaware law. See Section 15 of this offer to purchase—“Certain Legal Matters—Appraisal Rights.”

If I decide not to tender, how will the offer affect my shares?

If the merger takes place, stockholders who do not tender their shares in the offer will receive in the merger the same amount of cash per share which they would have received had they tendered their shares in the offer. Therefore, if the merger takes place, the only difference to you between tendering shares and not tendering shares in the offer is that you will be paid earlier if you tender your shares. However, until the merger is consummated or if after we accepted shares for payment the merger were not to take place for some reason, the number of stockholders of Numerical Technologies and the shares of Numerical Technologies which are still in the hands of the public may be so small that there will no longer be an active public trading market, or, possibly, any public trading market, for the shares. Also, the shares may no longer be eligible to be traded on the Nasdaq National Market or any securities exchange and Numerical Technologies may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the Commission’s rules relating to publicly held companies. See Sections 7 and 11 of this offer to purchase—“Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations” and “Purpose of the Offer and Plans for the Company; the Merger Agreement and Related Agreements—The Merger Agreement.”

What is the market value of my shares as of a recent date?

On January 10, 2003, the last trading day before Synopsys and Numerical Technologies announced that they had signed the merger agreement, the closing price of the shares reported on the Nasdaq National Market was $3.70 per share. On January 22, 2003, the last trading day before Neon Acquisition commenced the offer, the closing price of the shares was $6.78 per share. We advise you to obtain a recent quotation for shares of Numerical Technologies in deciding whether to tender your shares. See Section 6 of this offer to purchase—“Price Range of Shares; Dividends.”

What will happen to Numerical Technologies Canada Inc.’s exchangeable shares?

Holders of Numerical Technologies Canada’s exchangeable shares may exchange their shares for shares of Numerical Technologies common stock, subject to any applicable withholding for taxes, and, if such shares are exchanged or otherwise acquired by Numerical Technologies or its affiliates in exchange for shares of Numerical Technologies prior to completion of the offer, tender their shares of Numerical Technologies in the offer. All shares that are not exchanged will be redeemed or acquired by an affiliate of Numerical Technologies before the merger takes place in exchange for shares of Numerical Technologies common stock, subject to any applicable withholding for taxes, and holders of these shares of Numerical Technologies common stock will receive in the merger the same price paid in the offer, that is, $7.00 per share in cash or any other higher price per share which is paid in the offer.

Who can I talk to if I have questions about the tender offer?

You can call D. F. King & Co., Inc., the information agent for the offer, at (800) 628-8532 toll-free. See the back cover page of this offer to purchase.

To All Holders of Shares of Common Stock
of Numerical Technologies, Inc.:

INTRODUCTION

Neon Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Synopsys, Inc., a Delaware corporation (“Synopsys”), hereby offers to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Numerical Technologies, Inc., a Delaware corporation (the “Company”), at $7.00 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Tendering stockholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser. Stockholders who hold their Shares through brokers or banks should check with these institutions as to whether they will charge any service fees in connection with the tender of Shares into the Offer. However, if you do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal, or a Form W-8BEN or other Form W-8, as applicable, you may be subject to a required federal backup withholding tax of 30 percent on the gross proceeds payable to you. See Section 5. Purchaser will pay all charges and expenses of Computershare Trust Company of New York (the “Depositary”) and D. F. King & Co., Inc. (the “Information Agent”).

The Offer will expire at 12:00 midnight, New York City time, on Thursday, February 20, 2003, unless extended. See Sections 1, 13 and 15.

The Offer is being made pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 12, 2003, among Synopsys, Purchaser and the Company, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company and the Company will be the surviving corporation (the “Merger”). On the effective date of the Merger, each outstanding Share (other than Shares owned by Synopsys or the Company or any wholly owned subsidiary of Synopsys or the Company or held by stockholders who properly exercise appraisal rights under Delaware law) will by virtue of the Merger, and without action by the holder thereof, be canceled and converted into the right to receive an amount in cash, without interest, equal to the Offer Price (the “Merger Consideration”) upon surrender of the certificate formerly representing such Share. The Merger Agreement is more fully described in Section 11. Section 5 below describes the principal U.S. federal income tax consequences to the sale of Shares in the Offer and the Merger.

The Board of Directors of the Company has unanimously approved the Merger Agreement, the Offer and the Merger, determined that the Offer and the Merger are advisable and fair to, and in the best interests of, the holders of Shares and unanimously recommends that stockholders accept the Offer and tender their Shares pursuant to the Offer and approve the Merger Agreement.

Credit Suisse First Boston, the Company’s financial advisor (“CSFB”), has delivered to the Board of Directors of the Company a written opinion, dated January 12, 2003, to the effect that as of such date, the consideration to be received by the holders of Shares in the Offer and the Merger is fair from a financial point of view to the holders of Shares (other than Synopsys and its affiliates). The full text of CSFB’s written opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by CSFB, is contained in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “Commission”) in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently herewith.

The Offer is subject to the conditions, among others, that (a) prior to the expiration of the Offer there have been validly tendered in the Offer and not properly withdrawn that number of Shares which, together with the number of Shares, if any, then beneficially owned by Synopsys or Purchaser, represents at least a majority of the total number of outstanding Shares on a fully diluted basis (which shall mean, as of any time, the number of Shares outstanding, together with all Shares which the Company may be required to issue pursuant to any then outstanding warrants, options, benefit plans or obligations or otherwise, whether or not vested or then exercisable) on the date Shares are accepted for payment (the “Minimum Tender Condition”), and (b) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), applicable to the purchase of Shares pursuant to the Offer or to the Merger or any similar national antitrust or competition laws or foreign investment regulations having expired or been terminated. The Offer is also subject to certain other terms and conditions. See Section 13.

The Company has informed Purchaser that, as of January 21, 2003, there were 33,712,870 Shares issued and outstanding and 6,728,103 Shares were reserved for issuance upon exercise of options to purchase Shares and upon exchange of the exchangeable shares of Numerical Technologies Canada Inc., which are exchangeable for Shares on a one-to-one basis (“Exchangeable Shares”). Based on the foregoing, and assuming no additional Shares (or warrants or options exercisable for, or other obligations to issue, Shares) have been issued (other than Shares issued pursuant to the existing options and the Exchangeable Shares), or are issued prior to the Expiration Date (as defined in Section 1), Purchaser believes there are approximately 40,440,973 Shares outstanding on a fully diluted basis. Synopsys owns 40,562 Exchangeable Shares. Accordingly, Purchaser believes that the Minimum Tender Condition would be satisfied if at least approximately 20,220,487 Shares are validly tendered prior to the Expiration Date (as defined in Section 1) and not properly withdrawn.

Simultaneously with the execution of the Merger Agreement, Synopsys entered into a Stockholder Tender Agreement, dated as of January 12, 2003 (the “Stockholder Agreement”), with each of the following directors and executive officers of the Company and certain of their spouses: William H. Davidow (Vice-Chairman and Director), Abbas El Gamal (Director), Narendra K. Gupta (Director, Interim President and Chief Executive Officer), Harvey Jones (Director), Thomas Kailath (Director), Richard Mora (Chief Financial Officer and Chief Operating Officer), Yagyensh C. (Buno) Pati (Chairman of the Board and Director), Atul Sharan (Senior Vice President, Worldwide Sales and Marketing) and Yao-Ting Wang (Chief Technology Officer and Director) (each, a “Supporting Stockholder” and collectively, the “Supporting Stockholders”). According to representations made by the Supporting Stockholders in the Stockholder Agreement and information provided to Purchaser by the Company as of January 21, 2003, the Supporting Stockholders owned and had voting power with respect to an aggregate of 6,341,921 Shares, representing approximately 19 percent of the outstanding Shares (16 percent on a fully diluted basis). The Company has informed us that the Supporting Stockholders also have the right to acquire 1,807,700 Shares issuable upon the exercise of options representing approximately 4 percent of the Shares on a fully diluted basis and, therefore, the Supporting Stockholders beneficially own approximately 20 percent of the Shares on a fully diluted basis. Pursuant to the Stockholder Agreement, the Supporting Stockholders have agreed, among other things, to tender in the Offer, and not withdraw, all Shares that are owned by such Supporting Stockholders at the time of tender (including any shares they acquire prior to the expiration of the Offer, including pursuant to their exercise of any options) upon the terms and conditions specified therein, and certain of such Supporting Stockholders have agreed to certain non-competition and related covenants that become effective on the purchase of Shares in the Offer. The Stockholder Agreement is more fully described in Section 11. To the extent that certain of the Shares, including certain Shares held by the Supporting Stockholders, are subject to transfer restrictions (“Restricted Shares”) under the Company’s stock option plans and the agreements related thereto (collectively, the “Company Option Agreements”) that might otherwise prevent such Restricted Shares from being tendered into the Offer, the Company will waive, unless prohibited by applicable law, all such restrictions for the limited purpose of allowing the holders of such Restricted Shares, including the Supporting Stockholders, to tender their Restricted Shares into the Offer in accordance with, and subject to, the terms of the Offer. Any cash paid in the Offer for any such tendered Restricted Shares will be subject to the same terms and conditions as currently apply to such tendered Restricted Shares under the respective Company Option Agreements, including but not limited to, the deposit of the cash paid in the Offer into an escrow account, with each holder’s right to receive such cash vesting on the same terms as currently provided for under the Company Option Agreements.

Consummation of the Merger is conditioned upon, among other things, the approval of the Merger Agreement by the requisite vote of stockholders of the Company, as required by the Delaware General Corporation Law (the “DGCL”). Under the DGCL, the affirmative vote of a majority of the outstanding Shares is the only vote of any class or series of the Company’s capital stock that would be necessary to approve the Merger Agreement and the Merger at any required meeting of the Company’s stockholders. If following the purchase of Shares by Purchaser pursuant to the Offer, Purchaser and its affiliates own more than a majority of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other stockholder.

The DGCL provides that if a corporation owns at least 90 percent of the outstanding shares of each class of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the stockholders of such other corporation (a “short-form merger”). Pursuant to the Merger Agreement, in the event that following completion of the Offer, Purchaser owns at least 90 percent of the then outstanding Shares, Synopsys has agreed to effect a short-form merger of Purchaser into the Company if permitted to do so under the DGCL. See Section 15.

No appraisal rights are available in connection with the Offer; however, under the DGCL, stockholders continuing to own their Shares at the time of the Merger will have appraisal rights in connection with the Merger. See Section 15.

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully and in their entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1.    Terms of the Offer

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date in accordance with the procedures set forth in Section 3. The term “Expiration Date” means 12:00 midnight, New York City time, on Thursday, February 20, 2003, unless Purchaser, in its sole discretion or if required by the Merger Agreement, has extended the initial period of time during which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire. If Purchaser decides, in its sole discretion, to increase the consideration offered in the Offer to holders of Shares and if, at the time that notice of such change is first published, sent or given to holders of Shares in the manner specified below, the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice is first so published, sent or given, then the Offer will be extended until the expiration of such period of ten business days. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

The Offer is conditioned upon the satisfaction or waiver of the conditions described in Section 13 and may be terminated by Purchaser if certain events described in Section 13 occur.

Purchaser reserves the right (but is not obligated), in accordance with applicable rules and regulations of the Commission, in its sole discretion to waive any condition to the Offer (other than the Minimum Tender Condition, which may only be waived with the consent of the Company). If the Minimum Tender Condition or any other condition set forth in Section 13 has not been satisfied by 12:00 midnight, New York City time, on Thursday, February 20, 2003 (or any other time then set as the Expiration Date), Purchaser may elect, subject to the requirements and restrictions in the Merger Agreement described below and any applicable rules and regulations of the Commission, to (a) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, (b) waive all unsatisfied conditions and accept for payment all tendered Shares and not extend the Offer, (c) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering stockholders or (d) amend the Offer.

Pursuant to the Merger Agreement, Purchaser has agreed that if all conditions to the Offer have been satisfied or waived as of the scheduled expiration of the Offer, Purchaser will accept for payment and pay for Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after such scheduled expiration. Purchaser has agreed to extend the Offer for one or more periods of up to 20 business days per extension if at the Expiration Date, all of the conditions to the Offer have not been satisfied or waived; provided, that Purchaser may, but is not obligated to, extend the Offer, if, at the Expiration Date: (a) the Minimum Tender Condition is not satisfied but all other conditions set forth in Section 13 are satisfied, (b) the condition relating to any action taken by a court or other governmental entity which would, or is reasonably likely to, prohibit the transactions contemplated by the Offer or the Merger Agreement, materially limit Synopsys’ and Purchaser’s rights in the Shares purchased in the Offer, require Synopsys or Purchaser to divest Shares or require Synopsys to divest assets that are material to its operations or to take certain actions that would materially affect its operations is not satisfied, (c) the Company has suffered a material adverse effect, or (d) the condition relating to the Company’s compliance with certain of the Company’s representations and obligations under the Merger Agreement is not satisfied and the cure period, if applicable, has expired. Purchaser may, without the consent of the Company, extend the Offer for any period required by any regulation or requirement of the Commission applicable to the Offer or elect to provide a subsequent offering period for the Offer in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, the Offer Price may be increased and the Offer may be extended to the extent required by law in connection with such increase, in each case without the consent of the Company. In any event, Purchaser has agreed not to extend the

Offer beyond August 31, 2003 without the Company’s consent and Purchaser’s obligation to extend the Offer described above does not extend beyond that date.

Subject to the limitations set forth in the Offer and the Merger Agreement described above, Purchaser expressly reserves the right (but is not obligated), at any time or from time to time in its sole discretion, to extend the period during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary. There can be no assurance that Purchaser will exercise its right to extend the Offer unless required to do so as described above. During any extension of the initial offering period (as opposed to a subsequent offering period discussed below), all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4.

Purchaser expressly reserves the right (but is not obligated), at any time or from time to time in its sole discretion, to modify or amend the terms and conditions of the Offer in any respect. However, pursuant to the Merger Agreement, Purchaser has agreed that it will not, without the prior written consent of the Company, (a) decrease or change the form of consideration payable in the Offer, (b) decrease the number of Shares sought pursuant to the Offer, (c) waive the Minimum Tender Condition or impose additional conditions to the Offer or (d) make any other change in the terms or conditions of the Offer that is adverse to the holders of Shares.

Purchaser expressly reserves the right in its sole discretion, subject to the applicable rules and regulations of the Commission and to the terms of the Merger Agreement, at any time or from time to time, to terminate the Offer and not accept for payment any Shares if any of the conditions to the Offer set forth in Section 13 have not been satisfied or upon the occurrence of any of the events set forth in Section 13, by giving oral or written notice of such termination to the Depositary.

Purchaser expressly reserves the right, subject to applicable rules of the Commission, to delay acceptance for payment of, or payment for, Shares in order to comply, in whole or in part, with any applicable law. See Sections 13 and 15. The reservation by Purchaser of the right to delay the acceptance of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or to return Shares deposited by or on behalf of tendering stockholders promptly after the termination or withdrawal of the Offer.

Any extension of the Offer, waiver or amendment of the Offer, delay in acceptance for payment or payment or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act. Without limiting the obligation of Purchaser under such rule or the manner in which Purchaser may choose to make any public announcement, Purchaser currently intends to make announcements by issuing a press release to Business Wire (or such other national media outlet or outlets it deems prudent) and making any appropriate filing with the Commission.

If, subject to the terms of the Merger Agreement, Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and l4e-1 under the Exchange Act or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the offer or the information concerning the offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, the tender offer generally must remain open for a minimum of ten business days following such change to allow for adequate disclosure to stockholders.

Pursuant to Rule 14d-11 under the Exchange Act, Purchaser may and Purchaser reserves the right, subject to certain conditions, to provide a subsequent offering period of three business days to 20 business days in length following the expiration of the Offer on the Expiration Date (“Subsequent Offering Period”). A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender Shares not tendered in the Offer. A Subsequent Offering Period, if one is provided, is not an extension of the Offer, which already will have been completed.

During a Subsequent Offering Period, tendering stockholders will not have withdrawal rights and Purchaser will promptly purchase and pay for any Shares tendered during the Subsequent Offering Period at the same price paid in the Offer. Rule 14d-11 provides that Purchaser may provide a Subsequent Offering Period so long as, among other things, (a) the initial 20 business day period of the Offer has expired, (b) Purchaser offers the same form and amount of consideration for Shares in the Subsequent Offering Period as in the initial Offer, (c) Purchaser immediately accepts and promptly pays for all securities tendered during the Offer, (d) Purchaser announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m. New York City time on the next business day after the Expiration Date and a Subsequent Offering Period begins immediately upon such announcement and (e) Purchaser immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period.

Purchaser reserves the right to provide a Subsequent Offering Period in its sole discretion if it purchases Shares at the expiration of the Offer. Pursuant to Rule 14d-7 under the Exchange Act, no withdrawal rights apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. The same consideration, the Offer Price, will be paid to stockholders tendering Shares in the Offer and in a Subsequent Offering Period, if one is provided.

The Company has provided Purchaser with the Company’s list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.    Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, Shares validly tendered and not properly withdrawn as soon as practicable after the Expiration Date.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 below) in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. See Section 3.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3, such Shares will be credited to the participant account maintained with DTC from which tendered Shares were transferred), promptly following expiration or termination of the Offer.

If, prior to the Expiration Date, Purchaser increases the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to all holders of Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

Purchaser reserves the right to transfer or assign in whole or in part, from time to time, to one or more direct wholly owned subsidiaries of Synopsys the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer. Under the Merger Agreement, Purchaser may assign any of its rights, interests and obligations to any direct wholly owned subsidiary of Synopsys provided that such assignment will not relieve Synopsys or Purchaser from their obligations under the Merger Agreement.

3.    Procedure for Tendering Shares

Valid Tender of Shares.    To tender Shares pursuant to the Offer, either (a) a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, certificates representing the Shares to be tendered and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, (b) such Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message (as defined below) if the tendering stockholder has not delivered a Letter of Transmittal), prior to the Expiration Date or (c) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

Book-Entry Transfer.    The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.” The Letter of Transmittal, and any other documents required therein, must be transmitted to and received by the Depositary at one of the addresses set forth on the back cover of this Offer to Purchase. Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers.    Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchange Medallion Program (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment or are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.    A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by satisfying all of the requirements set forth below:

(a)  such tender is made by or through an Eligible Institution;

(b)  a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser with this Offer to Purchase, is received by the Depositary (as provided below) prior to the Expiration Date; and

(c)  the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the Nasdaq National Market is open for business.

The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering stockholder. Delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If such delivery is by mail, it is recommended that all such documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

Other Requirements.    Notwithstanding any provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid by Purchaser on the purchase price of the Shares, regardless of any extension of the Offer or any delay in making such payment.

Binding Agreement.    The acceptance for payment by Purchaser of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Appointment as Proxy.    By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message, in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints designees of Purchaser as such stockholder’s proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Purchaser’s designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of the Company, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s payment for such Shares, Purchaser must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders.

Determination of Validity.    All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole and absolute discretion, which determination will be final and binding. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Synopsys, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding.

4.    Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after March 23, 2003.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, Synopsys or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering shares described in Section 3 at any time prior to the Expiration Date.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept for payment Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under this Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as set forth in this Section 4.

In the event Purchaser provides a Subsequent Offering Period following the Offer, no withdrawal rights will apply to Shares tendered during such Subsequent Offering Period or to Shares tendered in the Offer and accepted for payment.

5.    Certain United States Federal Income Tax Consequences of the Offer

The following is a summary of certain U.S. federal income tax consequences to holders of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative rulings and court decisions, all as in effect as of the date hereof and all of which are subject to differing interpretations and/or change at any time (possibly with retroactive effect). This summary does not address holders of Exchangeable Shares. In addition, this summary is not a complete description of all the tax consequences of the Offer and the Merger and, in particular, may not address U.S. federal income tax considerations to holders of Shares subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities or currencies, traders that mark to market, holders who hold their Shares as part of a hedge, straddle or conversion transaction, insurance companies, tax-exempt entities and holders who obtained their Shares by exercising options or warrants). In addition, this summary does not discuss any consequences to holders of options or warrants to purchase Shares or any aspect of state, local or foreign tax law that may be applicable to any holder of Shares, or any U.S. federal tax considerations other than U.S. federal income tax considerations. This summary assumes that holders own Shares as capital assets.

We urge holders of Shares and Exchangeable Shares to consult their own tax advisors with respect to the tax consequences to them in connection with the Offer and the Merger in light of their own particular circumstances, including the tax consequences under state, local, foreign and other tax laws.

U.S. Holders.

Except as otherwise set forth below, the following discussion is limited to the U.S. federal income tax consequences relevant to a holder of Shares that is a U.S. Holder. A “U.S. Holder” is a holder that is a U.S. domestic corporation, a U.S. citizen or resident, or any other person or entity subject to U.S. federal income tax on a net income basis in respect of the Shares.

Payments with respect to the Shares

The exchange of Shares for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, and a U.S. Holder who receives cash for Shares pursuant to the Offer will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Shares. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such U.S. Holder’s holding period for the Shares is more than one year at the time of the exchange of such holder’s Shares for cash. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. There are limitations on the deductibility of capital losses.

Backup Withholding Tax and Information Reporting

Payments made with respect to Shares exchanged for cash in the Offer or the Merger will be subject to information reporting and U.S. federal backup withholding tax (at a rate of 30 percent) unless (i) the U.S. Holder furnishes an accurate tax identification number or otherwise complies with applicable U.S. information reporting or certification requirements (typically, by completing and signing a substitute Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary) or (ii) the U.S. Holder is otherwise exempt from backup withholding. Any amounts so withheld may be credited against the U.S. Holder’s U.S. federal income tax liability.

Non-U.S. Holders.

The following is a summary of certain U.S. federal income tax consequences that will apply to you if you are a Non-U.S. Holder of the Shares. The term “Non-U.S. Holder” means a beneficial owner of a Share that is not a U.S. person. For these purposes a U.S. person means a citizen or resident of the United States, a domestic partnership, a domestic corporation, any estate (other than a foreign estate), and any trust if—(i) a court within the United States is able to exercise primary supervision over the administration of the trust, and (ii) one or more United States persons have the authority to control all substantial decisions of the trust.

Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state, local and foreign tax consequences that may be relevant to them.

Payments with respect to the Shares

Payments made to a Non-U.S. Holder with respect to Shares exchanged for cash in the Offer or the Merger generally will be exempt from U.S. federal income tax, unless:

(a)
the gain on the Shares, if any, is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (in which event you will be subject to U.S. federal income tax as described above under “U.S. Holders,” but you should provide a Form W-8ECI instead of a Form W-9),

(b)	the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year and certain other conditions are met, or

(c)	the Non-U.S. Holder is an individual subject to tax pursuant to U.S. tax rules applicable to certain expatriates.

Backup Withholding Tax and Information Reporting

In general, if you are a Non-U.S. Holder you will not be subject to backup withholding and information reporting with respect to a payment made with respect to Shares exchanged for cash in the Offer or the Merger if you have provided the Depositary with an IRS Form W-8BEN (or, a Form W-8ECI if your gain is effectively connected with the conduct of a U.S. trade or business). If Shares are held through a foreign partnership or other flow through entity, certain documentation requirements also apply to the partnership or other flow through entity.

6.    Price Range of Shares; Dividends

According to the Company’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2001, the Shares are traded on the Nasdaq National Market under the symbol “NMTC”. The following table sets forth, for the calendar quarters indicated, the high and low sales prices per Share on the Nasdaq National Market as reported in the Company’s Form 10-K/A with respect to periods occurring in 2001 and as reported during 2002 and 2003 by published financial sources:

Year	High	Low
2001:
First Quarter	$28.75	$9.00
Second Quarter	$26.15	$7.88
Third Quarter	$29.82	$13.10
Fourth Quarter	$38.65	$13.91

2002:
First Quarter	$39.00	$11.71
Second Quarter	$13.99	$2.69
Third Quarter	$4.94	$2.72
Fourth Quarter	$5.50	$2.61

2003:
First Quarter (through January 22, 2003)	$6.93	$3.36

On January 10, 2003, the last full trading day prior to the public announcement of the terms of the Offer and the Merger, the reported closing sales price per Share on the Nasdaq National Market was $3.70 per Share. On January 22, 2003, the last full trading day prior to the commencement of the Offer, the reported closing sales price per Share on the Nasdaq National Market was $6.78 per Share. The Company has never paid any dividends on the Shares. Under the terms of the Merger Agreement, the Company is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of Synopsys. See Section 14. Stockholders are urged to obtain a current market quotation for the Shares.

7.	Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations

Possible Effects of the Offer on the Market for the Shares.    The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. Neither Synopsys nor Purchaser can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

Nasdaq Listing.    Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the Nasdaq National Market. According to the published guidelines of the Nasdaq Stock Market, Inc. (“Nasdaq”), Nasdaq would consider disqualifying the Shares for listing on the Nasdaq National Market (though not necessarily for listing on the Nasdaq SmallCap Market) if, among other possible grounds, the number of publicly held Shares falls below 750,000, the total number of beneficial holders of round lots of Shares falls below 400, the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million, there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, the Company has stockholders’ equity of less than $10 million or the bid price for the Shares over a 30 consecutive business day period is less than $1. Furthermore, Nasdaq would consider delisting Shares from Nasdaq altogether if, among other possible grounds, (a) the number of publicly held Shares falls below 500,000, (b) the total number of beneficial holders of round lots of Shares falls below 300, (c) the market value of publicly held Shares over a 30 consecutive business day period is less than $1 million, (d) there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, (e) the bid price for the Shares over a 30 consecutive business day period is less than $1 or (f) (i) the Company has stockholders’ equity of less than $2.5 million, (ii) the market value of the Company’s listed securities is less than $35 million over a 10 consecutive business day period and (iii) the Company’s net income from continuing operations is less than $500,000 for the most recently completed fiscal year and two of the last three most recently completed fiscal years. Shares held by officers or directors of the Company, or by any beneficial owner of more than 10 percent of the Shares, will not be considered as being publicly held for this purpose. According to the Company, as of January 21, 2003, there were 33,712,870 Shares outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of Nasdaq for continued listing and such shares are either no longer eligible for the Nasdaq National Market or are delisted from Nasdaq altogether, the market for Shares will be adversely affected.

If Nasdaq were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations for the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

Exchange Act Registration.    The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by the Company upon application to the Commission if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by the Company to its stockholders and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders’ meetings pursuant to Section 14(a) and the related requirement of furnishing an annual report to stockholders, no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to the Company. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s list of “margin securities” or eligible for stock exchange listing or reporting on Nasdaq. Purchaser intends to seek to cause the Company to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met.

Margin Regulations.    The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding market quotations, the Shares might no longer constitute “margin securities” for the purposes of the margin regulations, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

8.    Certain Information Concerning the Company

General.    Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase has been furnished by the Company or taken from or based upon publicly available documents and records on file with the Commission and other public sources. Neither Synopsys, Purchaser, or any of their respective affiliates or assigns, the Information Agent nor the Depositary assumes responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Synopsys, Purchaser, or any of their respective affiliates or assigns, the Information Agent or the Depositary.

The following description of the Company and its business has been taken from the Company’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2001, and is qualified in its entirety by reference thereto.

The Company is a Delaware corporation with its principal executive offices located at 70 West Plumeria Drive, San Jose, California 95134-2134. The Company’s telephone number is (408) 919-1910.

The Company is a leading commercial provider of proprietary technologies and software products that enable the design and manufacture of subwavelength semiconductors.

Available Information.    The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements distributed to the Company’s stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference room at the Commission’s office at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549. Copies may be obtained by mail, upon payment of the Commission’s customary charges, by writing to its principal office at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549. Further information on the operation of the Commission’s Public Reference Room in Washington, D.C. can be obtained by calling the Commission at 1-800-SEC-0330. The Commission also maintains an Internet worldwide web site that contains reports, proxy statements and other information about issuers, such as the Company, who file electronically with the Commission. The address of that site is http://www.sec.gov.

Financial Information.    In connection with the negotiation of the Merger Agreement, the Company delivered to Synopsys, in addition to its historical financial statements, certain financial information regarding its operations and markets. This information included a financial projection of $46.0 million of revenue and $2.1 million of operating income for the fiscal year ending December 31, 2003. This was the only financial projection the Company provided to Synopsys during their discussions. This forecast should be read together with the historical financial statements of the Company, including the Company’s Form 8-K filed with the Commission on January 16, 2003, reporting the Company’s unaudited financial results for 2002 which may be obtained in the manner described above under “Available Information.”

The inclusion of this forecast in this Offer to Purchase should not be regarded as a representation by Synopsys, Purchaser or the Company or any other person that the forecasted results will be achieved or that Synopsys or Purchaser has relied on this forecast.

To the knowledge of Synopsys and Purchaser, the Company does not, as a matter of course, make public forecasts regarding its future operating performance, and Synopsys has been advised by the Company that the forecast it received from the Company was not prepared with a view toward public disclosure. The Company prepared the forecast described above based on the limited information available to the Company’s management at the time that such forecast was prepared, for the sole purpose of providing Synopsys with the Company’s view, as of that date, of its potential future operating performance in 2003. The forecast described above does not (i) reflect recent developments that have occurred since the Company prepared it or (ii) give effect to the Offer and the Merger, the potential combined operations of the Company, Synopsys and its affiliates or changes that Synopsys may make to the Company’s operations or strategy after the completion of the Offer and the Merger. The forecast is not being included in this Offer to Purchase to influence your decision whether to tender your Shares in the Offer, but solely because this forecast was made available by the Company to Synopsys and Purchaser, and the inclusion of the forecast in this Offer to Purchase is not intended to indicate that Synopsys, Purchaser or the Company relied on it when determining whether to proceed with the Offer or the Merger or that they should be considered material to any stockholder’s decision about whether to tender Shares in the Offer.

The forecast described above constitutes a forward-looking statement within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including, without limitation, those described in the Company’s most recently filed Quarterly Report on Form 10-Q, that could cause actual results to differ materially from results reflected in the forecast. At the time of receipt, Synopsys was advised by the Company that the forecast described above was subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments. The forecast was based on numerous variables and assumptions made by the Company’s management that are inherently uncertain and may be beyond the control of the Company’s management. In particular, the forecast may be affected by the Company’s ability to achieve strategic goals, objectives and targets during the applicable period. These assumptions necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The forecast also reflects assumptions as to certain business decisions that are subject to change. Neither Synopsys nor Purchaser approved the assumptions or the methodology used to produce the forecast. Accordingly, actual results are likely to vary significantly from those set forth in the forecast.

In addition, the forecast was not prepared with a view toward compliance with published guidelines of the Commission, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. None of the Company, the Board of Directors of the Company, the Company’s advisors, agents, representatives, or independent consultants and neither Synopsys nor Purchaser, nor any of their respective Boards of Directors, advisors, agents, representatives or independent consultants can give you any assurance that actual results will not materially differ from the forecast, nor do they assume any obligation to update or revise the forecast. None of Synopsys, Purchaser or the Company intends to make publicly available any update or other revisions to the forecast to reflect circumstances existing after the date of preparation of the forecast or the occurrence of unanticipated events, even if experience or future changes in assumed conditions make it clear that the forecast is inaccurate.

During the negotiations between the Company and Synopsys, and prior to delivery of the above referenced financial projection for 2003, the Company provided to Synopsys certain projections regarding potential market opportunities for the Company. The information was intended to provide the most optimistic view of the potential market opportunity presented by the Company. This market opportunity information provided to Synopsys included revenue of $57.1 million, $134.7 million, $177.6 million, and $220.2 million during the years 2003, 2004, 2005 and 2006, respectively. The operating income for each corresponding year was $5.0 million, $53.8 million, $68.5 million and $82.0 million, respectively. The Company advised Synopsys that these market opportunity numbers were not financial projections of the Company, and were not to be viewed as achievable revenue or operating income for the Company. As such, the Company and Synopsys believe that this financial information has no relevance as to how Numerical would operate or perform on a financial basis as a stand-alone company.

Inclusion of this financial information in this Offer to Purchase should not be regarded as representation by Synopsys, Purchaser or the Company that they are in any way financial projections of the Company on a stand-alone basis or pursuant to the proposed business combination with Synopsys. Indeed, in the view of the Company, these numbers should not be viewed as relevant to how the Company will perform in the future either on a stand-alone basis or in combination with Synopsys, and should not be relied upon in any manner in connection with the Offer.

The projection and market opportunity information included in this Offer to Purchase have been prepared by, and are in the responsibility of, the Company’s management. The Company’s independent accountants have neither examined nor compiled the projection and market opportunity information set forth above and, accordingly, the Company’s independent accountants do not express an opinion or any other form of assurance with respect thereto.

9.    Certain Information Concerning Purchaser and Synopsys

Purchaser.    Purchaser is a Delaware corporation and, to date, has engaged in no activities other than those incident to its formation and to the Offer and the Merger. Purchaser is a wholly owned subsidiary of Synopsys. The principal executive offices of Purchaser are located at 700 East Middlefield Road, Mountain View, California 94043 and Purchaser’s telephone number is (650) 584-5000.

Synopsys.    Synopsys is a Delaware corporation. Synopsys is a leading supplier of electronic design automation software to the global electronics industry. The principal executive offices of Synopsys are located at 700 East Middlefield Road, Mountain View, California 94043 and Synopsys’ telephone number is (650) 584-5000.

Additional Information.    The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the members of the Board of Directors and Executive Officers of Synopsys and of the members of the Board of Directors and Executive Officers of Purchaser are set forth in Schedule A to this Offer to Purchase.

None of Synopsys, Purchaser or, to the best knowledge of Synopsys and Purchaser, any of the persons listed in Schedule A to this Offer to Purchase, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase or Schedule A to this Offer to Purchase or as previously disclosed in filings with the Commission: (a) neither Purchaser nor, to Synopsys’ or Purchaser’s knowledge, any of the persons listed in Schedule A or any associate or majority owned subsidiary of Synopsys or Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company, (b) neither Synopsys nor Purchaser nor, to Synopsys’ or Purchaser’s knowledge, any of the individuals or entities referred to in clause (a) above or any of their executive officers, directors, affiliates or subsidiaries has effected any transaction in Shares or any other equity securities of the Company during the past 60 days, (c) neither Synopsys nor Purchaser nor, to Synopsys’ or Purchaser’s knowledge, any of the persons listed in Schedule A, has any agreement, arrangement, or understanding, whether or not legally enforceable, with any other person with respect to any securities of the Company (including, but not limited to, any agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations), (d) in the past two years, there have been no transactions that would require reporting under the rules and regulations of the Commission between Synopsys or Purchaser or any of their subsidiaries or, to Synopsys’ or Purchaser’s knowledge, any of the persons listed in Schedule A, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand and (e) in the past two years, there have been no negotiations, transactions or material contacts between Synopsys or Purchaser or any of their subsidiaries or, to Synopsys’ or Purchaser’s knowledge, any of the persons listed in Schedule A, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of the Company’s securities, an election of the Company’s directors or a sale or other transfer of a material amount of assets of the Company.

Purchaser believes that the financial condition of Synopsys and its affiliates is not material to a decision by a holder of Shares whether to tender such shares in the Offer because (a) the Offer is being made for all outstanding Shares solely for cash, (b) the Offer is not subject to any financing condition, (c) if Purchaser consummates the Offer, it will acquire all remaining Shares for the same cash price in the Merger and (d) Synopsys currently has sufficient cash or cash equivalents to purchase all outstanding Shares.

10.    Background of the Offer; Contacts with the Company

Synopsys provides software products and related services that help its customers design leading edge integrated circuits and the products that incorporate them. Integrated circuit design has historically been divided into two distinct phases—logic design, during which a high level description of the functions that the chip is to perform are converted into a logical description implementing such functions, and physical design, during which the precise locations of the transistors comprising the chips and the connections between such transistors are determined. Synopsys’s products have historically been concentrated in logic design and verification. In June 2002, Synopsys acquired Avant! Corporation, thereby adding a full array of physical design tools to its product line. As chip technology continues to advance, however, chip designers are facing new challenges in ensuring that the chips they have designed can successfully be manufactured. The Company’s products and technologies address the challenges of manufacturability. Synopsys believes by acquiring the Company it will have opportunities to offer customers a more complete and effective solution for the design and manufacture of advanced designs, to improve the performance of its other design software tools by taking manufacturing-related information into account earlier in the design process and to establish relationships with an expanded group of customers.

Synopsys first had discussions with the Company about a possible original equipment manufacturing, or “OEM,” arrangement in May 1999. At that time, representatives of the Company held a number of meetings with representatives of Synopsys in order to discuss a possible OEM arrangement by which Synopsys would distribute certain Numerical products. However, these discussions did not result in a definitive agreement. The parties did not have further discussions until the third quarter of 2002, other than informal discussions at industry conferences that did not concern a potential acquisition.

On August 1, 2002, Aart J. de Geus, the Chairman, Dr. Chi-Foon Chan, the President, and Mick O’Brien, Vice President of Business Development, of Synopsys met with Yagyensh C. (Buno) Pati, the Chairman of the Company, to discuss their respective businesses and the ways in which the two companies might be able to cooperate. The possibility of a combination between the two companies was not discussed.

On September 11, 2002, Larry Hollatz, the President and Chief Executive Officer, and Atul Sharan, Senior Vice President, Worldwide Sales and Marketing, of the Company made a presentation to Mr. O’Brien and Antun Domic, Senior Vice President, Nanometer Analysis and Test, of Synopsys regarding the Company’s business. Again, the possibility of a combination between the two companies was not discussed, although the parties did discuss a possible OEM or other partnering agreement at that time.

On November 25, 2002, representatives of Synopsys met with representatives of the Company to discuss the longer-term outlook for the Company’s business, although an acquisition was not explicitly discussed.

At various times between November 25, 2002 and December 6, 2002, Synopsys representatives had discussions with their Company counterparts by telephone in order to discuss the current state of the Company’s business. A face-to-face meeting between the two companies’ representatives was held on November 29, 2002, at which the parties discussed the same subjects.

In early December 2002, representatives of the Company contacted Synopsys to discuss the possibility of a business combination between the two companies.

On December 6, 2002, Synopsys and the Company entered into a confidentiality agreement with respect to Company confidential information proposed to be disclosed to Synopsys in connection with discussions concerning a possible business combination (the “Confidentiality Agreement”). See Section II— “Purpose of the Offer and Plans for the Company; the Merger Agreement and Related Agreements—The Confidentiality Agreement.”

Also on December 6, 2002, representatives of CSFB and the Company gave a presentation to representatives of Synopsys regarding the Company and its business and prospects and the possibility for a combination of Synopsys and the Company. At the same time, representatives of Synopsys met with representatives of the Company to begin a business due diligence review of the Company’s business.

On December 13, 2002, Synopsys delivered to the Company a non-binding proposal to acquire all of the outstanding Shares for $4.45 per Share in cash or in shares of Synopsys common stock at a fixed exchange ratio. The proposal was subject to due diligence and the negotiation of a definitive merger agreement. Synopsys’ proposal included the following additional material terms:

•
The proposed transaction would include a voting agreement from all of the Company’s directors and executive officers in which such persons would agree to vote all Shares under their control in favor of the merger and against any competing proposal.

•	As a condition to execution of a merger agreement, Synopsys would require certain key employees to enter into agreements with non-compete and non-solicitation provisions.

•	Synopsys would not proceed further with respect to a transaction without a 30-day exclusivity period.

During the week of December 16, 2002, representatives of Synopsys discussed the terms of this proposal with representatives of CSFB and there were further due diligence discussions between representatives of Synopsys and representatives of the Company.

On December 19, 2002, Synopsys delivered to the Company a second non-binding proposal to acquire all of the outstanding Shares for $6.10 per Share payable in shares of Synopsys common stock at a fixed exchange ratio. The other material terms of the second proposal were identical to those contained in the December 13 proposal.

On December 21, 2002 and December 22, 2002, representatives of Synopsys had further due diligence meetings with representatives of the Company.

On December 22, 2002, representatives of Synopsys discussed the terms of the December 19 proposal with representatives of CSFB.

On December 22, 2002, Synopsys delivered to the Company a third non-binding proposal to acquire all of the outstanding Shares for $7.00 per Share in cash or in shares of Synopsys common stock at a fixed exchange ratio. The other material terms of the December 22 proposal were identical to those contained in the December 13 proposal, except that Synopsys conditioned its willingness to proceed on the Company granting it exclusivity through January 13, 2003.

On December 23, 2002, representatives of Synopsys received comments on the December 22 proposal from representatives of CSFB, and representatives of Synopsys discussed the proposal with representatives of the Company.

Also on December 23, 2002, Synopsys delivered to the Company a fourth non-binding proposal to acquire all of the outstanding Shares with terms substantially similar to the December 22 proposal but clarifying that the Company could elect, prior to execution of a definitive agreement for a transaction, whether it wished the consideration in the transaction to consist of Synopsys common stock or cash.

After reviewing Synopsys’ December 23 proposal letter, representatives of the Company advised representatives of Synopsys that the Company was prepared to continue discussions with Synopsys on an exclusive basis and Synopsys and the Company executed an exclusivity agreement. The exclusivity agreement provided that, through January 13, 2003, the Company would not solicit or encourage proposals regarding, or continue or enter into negotiations or discussions with respect to, or enter into any agreement or understanding providing for a business combination or a material equity investment in the Company with any person or entity other than Synopsys. The exclusivity agreement further provided that the Company would notify Synopsys immediately if it received from a third party any inquiries or proposals with respect to a business combination or material equity investment, including the identity of the third party and the terms of any such inquiry or proposal. Subsequently, the Company disclosed to Synopsys its receipt of certain proposals that the Company had received from third parties, as set forth in Item 4 “The Solicitation or Recommendation—Background of the Offer and the Merger” of the Schedule 14D-9, which is enclosed with this document.

On December 27, 2002, Synopsys and the Company entered into a non-solicitation agreement providing that neither Synopsys nor its representatives, prior to December 6, 2004, would solicit for employment any Company employee based on information provided to Synopsys pursuant to the Confidentiality Agreement, except that such restriction would not apply to any person whose employment with the Company was terminated or if the Company was acquired by, or sold substantially all of its assets to, a third party.

During the period from December 26, 2002 through January 10, 2003, representatives of Synopsys continued the due diligence review of the Company’s business and legal, financial and accounting matters.

On December 30, 2002, Synopsys’ counsel sent to the Company’s counsel a draft merger agreement, stockholder agreement and a proposed nonexclusive patent license agreement that would survive certain specified terminations of the proposed merger agreement.

On January 2, 2003, Synopsys and the Company entered into a confidentiality agreement with respect to Synopsys confidential information proposed to be disclosed to the Company in connection with discussions of a possible transaction.

On January 6, 2003, the Company’s counsel sent comments on the draft merger agreement and stockholder agreement to Synopsys’ counsel and advised Synopsys’ counsel that the Board of Directors of the Company would not be prepared to consider a patent license agreement in connection with the transaction and that the Board of Directors of the Company would accept a merger agreement only with provisions permitting the Board of Directors of the Company to accept a superior proposal consistent with its fiduciary duties.

From January 7, 2003 through January 12, 2003, representatives of Synopsys negotiated the terms of the Merger Agreement with representatives of the Company and negotiated the terms of the Stockholder Agreement with representatives of the Company and the Supporting Stockholders.

On January 9, 2003, the Company informed Synopsys that the Board of Directors of the Company had elected to receive cash rather than Synopsys common stock. The parties then agreed that the transaction would be structured as a tender offer to be followed by a second-step merger.

On January 12, 2003, the Board of Directors of Synopsys held a meeting and, by the unanimous vote of all directors present, approved the Merger Agreement, the Stockholder Agreement, the Offer and the other transactions contemplated by the Merger Agreement. Later that same day Synopsys was advised that the Board of Directors of the Company had held a meeting and had unanimously determined that the Offer and the Merger are advisable and fair to, and in the best interests of, the Company and its stockholders, approved and adopted the Merger Agreement and resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement.

Later on January 12, 2003, Synopsys, Purchaser and the Company executed the Merger Agreement, and the Stockholder Agreement was executed by Synopsys and the Supporting Stockholders.

On January 13, 2003, before the commencement of normal trading on the Nasdaq National Market, where Numerical common stock is traded, Synopsys and the Company issued a joint press release announcing the transaction.

For additional information about the background to the transaction that is solely within the knowledge of the Company, see Item 4. “The Solicitation or Recommendation—Background to the Offer” of the Schedule 14D-9 which is enclosed with this document.

11.    Purpose of the Offer and Plans for the Company; the Merger Agreement and Related Agreements

Purpose of the Offer and Plans for the Company.    The purpose of the Offer and the Merger is for Synopsys, through Purchaser, to acquire control of, and the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all of the capital stock of the Company not purchased pursuant to the Offer or otherwise. Stockholders of the Company who sell their Shares in the Offer will cease to have any equity interest in the Company or any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering stockholders will also no longer have an equity interest in the Company. Similarly, after selling their Shares in the Offer or the subsequent Merger, stockholders of the Company will not bear the risk of any decrease in the value of the Company.

In connection with the Offer, Synopsys and Purchaser have reviewed, and will continue to review, various possible business strategies that they might consider in the event that Purchaser acquires control of the Company, whether pursuant to the Offer, the Merger or otherwise. If, as and to the extent that Synopsys acquires control of the Company, Synopsys intends to conduct a detailed review of the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel and to consider and determine what, if any, changes would be desirable in light of the circumstances which then exist. Such changes could include, among other things, changes in the Company’s business, corporate structure, number of employees, certificate of incorporation, bylaws, capitalization, management or dividend policy.

Assuming Purchaser purchases Shares pursuant to the Offer, Synopsys intends to exercise promptly its rights under the Merger Agreement to obtain majority representation on, and control of, the Board of Directors of the Company. See “The Merger Agreement—Directors” below. Synopsys, Purchaser or other affiliates of Synopsys may, following the expiration or termination of the Offer and any Subsequent Offering Period, seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender or exchange offer or otherwise, upon such terms and at such prices as any of them shall determine, which may be more or less than the Offer Price. Synopsys and its affiliates also reserve the right to dispose of any or all Shares acquired by them.

Except as disclosed in this Offer to Purchase, neither Purchaser nor Synopsys has any present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, involving the Company or any of its subsidiaries, or any material changes in the Company’s capitalization, corporate structure, business or composition of its management or board of directors.

The Merger Agreement.    The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference and a copy of which Synopsys and Purchaser have filed with the Commission as an exhibit to the Tender Offer Statement on Schedule TO which Synopsys and Purchaser filed with the Commission (the “Schedule TO”). The Merger Agreement may be examined and copies may be obtained in the manner set forth in Section 8 under “Available Information.”

The Offer.    The Merger Agreement provides that Purchaser will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the conditions set forth in the Offer as described in Section 13

(including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment, and pay for, all Shares validly tendered pursuant to the Offer and not withdrawn on or prior to the Expiration Date.

Purchaser has agreed to extend the Offer for one or more periods of up to 20 business days per extension if at the Expiration Date, all of the conditions to the Offer have not been satisfied or waived; provided that Purchaser may, but is not obligated to, extend the Offer if, at the Expiration Date: (a) the Minimum Tender Condition is not satisfied but all other conditions set forth in Section 13 are satisfied, (b) the condition relating to any action taken by a court or other governmental entity which would, or is reasonably likely to, prohibit the transactions contemplated by the Offer or the Merger Agreement, materially limit Synopsys’ and Purchaser’s rights in the Shares purchased in the Offer, require Synopsys or Purchaser to divest Shares or require Synopsys to divest assets that are material to its operations or to take certain actions that would materially affect its operations is not satisfied, (c) the Company has suffered a Material Adverse Effect (as defined below), or (d) the condition relating to the Company’s compliance with certain of its representations and obligations under the Merger Agreement is not satisfied and the cure period, if applicable, has expired.

Directors.    Pursuant to the Merger Agreement, promptly after Purchaser has purchased pursuant to the Offer or otherwise such number of Shares as represents at least a majority of the outstanding Shares, Purchaser has the right to have persons designated by it become directors of the Company so that the total number of such persons equals the number, rounded up to the next whole number, which is the product of the total number of directors on the Board of Directors of the Company and the percentage that the number of Shares purchased bears to the total number of Shares then outstanding. The Merger Agreement provides that the Company will, upon request by Purchaser, promptly increase the size of the Board of Directors of the Company or use its best efforts to seek the resignations of such number of directors as is necessary to provide Purchaser with such level of representation and will cause Purchaser’s designees to be so elected. However, the Merger Agreement further provides that until the time the Merger becomes effective (the “Effective Time”) certain actions of the Board of Directors of the Company will require the concurrence of a majority of any directors of the Company then in office who were directors of the Company on the date of the Merger Agreement (the “Continuing Directors”) or their successor Continuing Directors selected by the existing Continuing Directors.

The Merger.    The Merger Agreement provides that, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company and the Company will be the surviving corporation.

The Company has agreed in the Merger Agreement that, unless Synopsys effects a short-form merger subject to applicable law, it will (a) call, give notice of and hold a special meeting of its stockholders as soon as practicable following the consummation of the Offer for the purpose of approving the Merger Agreement, (b) prepare and file with the Commission a preliminary proxy statement relating to the Merger as required by the Exchange Act and cause the definitive proxy statement (the “Proxy Statement”) to be mailed to its stockholders, (c) include in the Proxy Statement the recommendation of the Board of Directors of the Company that stockholders of the Company vote in favor of the adoption of the Merger Agreement and use its best efforts to obtain the necessary approval of the Merger by its stockholders. Each of Synopsys and Purchaser has agreed in the Merger Agreement that, at the special meeting of stockholders, it will vote all of the Shares acquired by it pursuant to the Offer, the Stockholder Agreement or otherwise in favor of the Merger.

The Merger Agreement further provides that, notwithstanding the foregoing, if Purchaser, or any other subsidiary of Synopsys, holds at least 90 percent of the outstanding shares of each class of capital stock of the Company, each of Synopsys, Purchaser and the Company will take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after the consummation of the Offer as a short-form merger without a meeting of the stockholders of the Company.

Charter, Bylaws, Directors and Officers.    Following the Merger, the certificate of incorporation of the Company will be amended and restated in its entirety to contain the text of the certificate of incorporation of Purchaser in effect immediately prior to the Effective Time, except the name of the Surviving Corporation, which will continue to be “Numerical Technologies, Inc.”, and, as so amended, will be the certificate of incorporation of the surviving corporation, and the bylaws of Purchaser, as in effect immediately prior to the Effective Time, will be the bylaws of the surviving corporation and will be amended to reflect the fact that the name of the Surviving Corporation will be “Numerical Technologies, Inc.” The directors and officers of Purchaser immediately prior to the Effective Time will be the initial directors and officers of the surviving corporation.

Conversion of Shares.    Each Share issued and outstanding immediately prior to the Effective Time (other than (a) any Shares owned by Synopsys or the Company or any of their respective wholly owned subsidiaries, all of which will be cancelled without any consideration being exchanged therefor and (b) Shares held by stockholders who properly exercise dissenters’ rights under the DGCL, if any) will, by virtue of the Merger and without any action on the part of the holder thereof, be converted at the Effective Time into the right to receive in cash the Merger Consideration, without interest, upon surrender of the certificate representing such Shares. At the Effective Time, each share of common stock of Purchaser, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one share of common stock of the Surviving Corporation.

The Merger Agreement provides that at the Effective Time, all of the outstanding options or rights to acquire Shares (the “Existing Stock Options”) granted under any stock option or similar plan of the Company (the “Stock Option Plans”) or under any agreement to which the Company or any of its subsidiaries is a party will be assumed by Synopsys and be converted into the right to purchase a number of shares of common stock of Synopsys, equal to the product of (a) the number of Shares subject to such Existing Stock Option immediately prior to the Effective Time and (b) a fraction, the numerator of which is the Offer Price and the denominator of which is the average for the five trading-day period ending with the trading-day immediately preceding the date on which the Effective Time occurs of the average of the high and low prices for trades in the common stock of Synopsys (the “Option Conversion Ratio”). The per share exercise price for common stock of Synopsys issuable upon exercise of each assumed stock option will also be adjusted to reflect the Option Conversion Ratio.

The Merger Agreement also provides that the Company will take all necessary actions to cause the exercise of outstanding purchase rights under the Company’s 2000 Employee Stock Purchase Plan (the “ESPP”) no later than three business days prior to the Effective Time and the cessation of any further purchase periods under the ESPP, conditioned upon the consummation of the Merger. The funds credited to each employee as of such exercise date shall be applied to purchase a whole number of shares in accordance with the terms of ESPP. At the Effective Time, the holders of such shares shall be entitled to receive the Merger Consideration, upon surrender of the certificate of representing such Shares.

Representations and Warranties.    In the Merger Agreement, the Company has made customary representations and warranties to Synopsys and Purchaser with respect to, among other matters, its organization and qualification, capitalization, authority, consents and approvals, public filings, financial statements, absence of any material adverse effect (as defined below) on the Company since December 31, 2001, information to be included in this Offer to Purchase, the related Letter of Transmittal and any other ancillary documents related to the Offer (collectively, the “Offer Documents”) and in the Proxy Statement, brokers fees, employee benefit matters, insurance, undisclosed liabilities, litigation, tax matters, compliance with law, environmental matters, intellectual property, real property, certain contracts, absence of certain questionable payments, related party transactions, inapplicability of state takeover statutes and the vote required by the Company’s stockholders to approve the Merger. Each of Synopsys and Purchaser has made customary representations and warranties to the Company with respect to, among other matters, its organization and qualification, authority, financial statements, availability of funds, information to be included in the Offer Documents and the Proxy Statement and consents and approvals.

As defined in the Merger Agreement and for purposes of the Offer, “Material Adverse Effect” means any change, circumstance or effect that, individually or in the aggregate with all other changes, circumstances and effects, is or would be reasonably expected to be, materially adverse to (a) the business, assets, properties, condition (financial or otherwise) or results of operations of such entity and its subsidiaries taken as a whole or (b) the ability of such party to the Merger Agreement to consummate the transactions contemplated by the Merger Agreement. However, clause (a) shall not include any change, circumstance or effect resulting from general changes in the industries in which either the Company and its subsidiaries or Synopsys and its subsidiaries operate, except those changes, circumstances or effects that adversely affect, respectively, the Company and its subsidiaries or Synopsys and its subsidiaries, to a materially greater extent than they affect other entities operating in such industries, changes in general economic conditions or changes in securities markets in general or effects of the public announcement or pendency of the transactions contemplated by the Merger Agreement. Failure by the Company to meet the financial performance expectations of financial analysts for any quarter prior to the Effective Time shall not, in and of itself, be deemed to be a material adverse effect.

Covenants.    The Merger Agreement obligates the Company and its subsidiaries, from the date of the Merger Agreement to the date on which Purchaser first accepts Shares for payment pursuant to the Offer, to conduct their operations only in the ordinary course of business. The Merger Agreement also contains specific restrictive covenants as to certain activities of the Company prior to the date on which Purchaser first accepts Shares for payment pursuant to the Offer, which provide that the Company will not (and will not permit any of its subsidiaries to) take certain actions without the prior written consent of Synopsys, including, among other things and subject to certain exceptions, amending its charter or bylaws; issuing, selling or delivering any securities; splitting or reclassifying capital stock, declaring dividends or distributions or redeeming, repurchasing or acquiring any securities of any of its subsidiaries; changing its corporate structure or ownership of any subsidiary; adopting a plan of merger or liquidation; incurring debt, assuming obligations of any other person, pledging shares or mortgaging properties; entering into, amending or terminating any stock option or employee benefit plan, labor agreement, employment agreement or change-in-control agreement; accelerating the vesting of stock options or benefits; making material acquisitions or dispositions of assets; changing accounting practices; materially revaluing assets; entering into or amending material contracts; authorizing new capital expenditures; altering tax elections or settling tax liabilities; paying or discharging material claims or liabilities; waiving or modifying confidentiality or standstill agreements; settling any suit or claim relating to the transactions; entering into agreements that would limit the surviving corporation from engaging in any line of business or in any geographic area; entering into a license or intellectual property agreement; entering into an agreement that contains any provision pursuant to which the transactions contemplated by the Merger Agreement could constitute a breach or result in a reduction in benefits to the Company; engaging in a related party transaction; or agreeing to take any of the foregoing actions.

The Merger Agreement further obligates the Company to take such action that Synopsys reasonably requests and is necessary to redeem the Exchangeable Shares in accordance with the Memorandum of Association of Numerical Technologies Canada Inc. and to make the redemption payment required by the Memorandum of Association.

The Merger Agreement also obligates the Company to use reasonable efforts to cause the shareholders of Numerical Technologies, Inc. (Taiwan) promptly to enter into an agreement with Synopsys to sell their shares of Numerical Technologies, Inc. (Taiwan), effective as of the Effective Time, for one dollar per share to Synopsys.

No Solicitation.    In the Merger Agreement, the Company has agreed not to solicit, initiate or encourage, or furnish non-public information in furtherance of, any inquiries or the making of any Acquisition Proposal (as defined below), or negotiate, engage in discussions or enter into any agreement with any third party with respect to any Acquisition Proposal. The Company also agreed not to permit any of its subsidiaries or its or their respective officers, directors or employees to do any of the above-mentioned actions, and the Company has agreed that it will not authorize any advisor or representative of the Company or any of its subsidiaries to do any of the above-mentioned actions.

However, if the Company receives an unsolicited bona fide Acquisition Proposal, then the Company may, after giving Synopsys three business days’ advance written notice, furnish information with respect to the Company pursuant to a confidentiality agreement in reasonably customary form and containing terms at least as stringent as the confidentiality agreement in place between Synopsys and the Company and engage in discussions and negotiations with the persons that made such proposal, but only if and to the extent the Board of Directors of the Company has reasonably determined in good faith, after consultation with outside legal counsel, that such action may reasonably be expected to be necessary for it to comply with its fiduciary duties and believes in good faith that such Acquisition Proposal is a Superior Proposal, as defined below.

As defined in the Merger Agreement and for purposes of the Offer, “Acquisition Proposal” means an inquiry, offer or proposal regarding (i) any merger, consolidation, share exchange, recapitalization, business combination or similar transaction with the Company or any of its subsidiaries, as applicable, whose individual or aggregate assets would constitute 40 percent or more of the consolidated assets of the Company; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 40 percent or more of the assets of the Company and its subsidiaries in a single transaction or series of transactions; (iii) any tender or exchange offer for 40 percent or more of the outstanding the Company common shares, or the filing of a registration statement in relation to such offer; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or agreement to engage in the foregoing.

As defined in the Merger Agreement and for purposes of the Offer, “Superior Proposal” means an Acquisition Proposal, if accepted, that the Board of Directors of the Company (a) has reasonably determined in good faith is reasonably likely to be consummated taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, and (b) believes in good faith, after consulting with an independent, nationally recognized financial advisor, would, if consummated, be reasonably likely to result in a transaction more favorable to the Company’s stockholders from a financial point of view than the Offer and the Merger.

The Company also has agreed to notify Synopsys of any Acquisition Proposal or request for nonpublic information by any person making or considering making an Acquisition Proposal, including the material terms of the request or proposal and the identity of the person making it, promptly, but in any event within 24 hours of receipt, and to thereafter promptly inform Synopsys of any changes to the terms and conditions of such Acquisition Proposal. The Company has agreed to provide Synopsys a copy of any information regarding the Company delivered to such person which was not previously made available to Synopsys. In addition, the Company has agreed to cease all activities, discussions or negotiations with respect to any possible Acquisition Proposal that existed at the time the Merger Agreement was signed.

The Merger Agreement provides the Company will not withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Synopsys or Purchaser, the approval or recommendation of the Offer or the Merger, unless (i) the Company has complied with its obligations under the previous paragraphs of this section; (ii) the Board of Directors of the Company, after consultation with outside legal counsel, determines in good faith that such action may reasonably expected to be necessary for the Board of Directors of the Company to comply with its fiduciary duties to the Company’s stockholders under applicable law; (iii) the Company shall have received an Acquisition Proposal and the Board of Directors of the Company reasonably determines in good faith, after consultation with an independent, nationally recognized financial advisor, that such Acquisition Proposal constitutes a Superior Proposal and (iv) the Company provided Synopsys with at least three business days prior written notice advising Synopsys that it intends to take such action.

Commercially Reasonable Best Efforts.    The Merger Agreement provides that subject to its terms and conditions, each of Synopsys, Purchaser and the Company, agrees to use its commercially reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by the Merger Agreement. Each of Synopsys, Purchaser and the Company, agreed to make, as promptly as practicable, the required submissions under the HSR Act with respect to the Offer, the Merger, the Stockholder Agreement and the transactions contemplated thereby. Synopsys, Purchaser and the Company agreed to use commercially reasonable best efforts to cooperate with one another in promptly supplying any information in connection therewith and to take all other actions consistent with the above, necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. Additionally, each of the Company and Synopsys agreed to use its commercially reasonable best efforts to cooperate with each other in connection with any filing or submission and in connection with any investigation or inquiry, including any proceeding initiated by a private party, and to keep the other party informed of any material communications received by, or given to, the FTC, as defined below, the Antitrust Division, as defined below, or any other governmental entity or in connection with any proceeding by a private party in each case, with respect to the transactions contemplated by the Merger Agreement.

The Merger Agreement also provides that in the event that any action or proceeding relating to the Merger Agreement or to the transactions contemplated thereby is commenced, the parties agree to cooperate and use their commercially reasonable best efforts to resist such action or proceeding and to have vacated or lifted any order prohibiting or restricting the transactions contemplated by the Merger Agreement.

Nothing in the Merger Agreement will limit a party’s right to terminate the Merger Agreement so long as such party has complied in all material respects with its obligations summarized in the preceding two paragraphs.

Notwithstanding the previous three paragraphs of this subsection, nothing in the Merger Agreement will obligate Synopsys to enter into any “hold-separate” agreement or other agreement with respect to the disposition of any assets or businesses in order to obtain clearance from the FTC or the Antitrust Division or any other antitrust or competition authorities to proceed with the consummation of the transactions contemplated by the Merger Agreement, except to the extent the assets or businesses consist solely of products and technologies of the Company and such assets would not be material to the operation of Synopsys and its subsidiaries taken as a whole following the Merger.

Nothing in the Merger Agreement will obligate Synopsys to consummate the transactions contemplated by the Merger Agreement if a consent obtained in connection with the Merger Agreement is conditioned upon any other restrictions being imposed upon, or the making of any material accommodation (financial or otherwise) in respect of the conduct of the business of the surviving corporation or Synopsys and its subsidiaries, that would result in the abrogation or diminishment of any authority or license granted to Synopsys or the Company by a governmental entity, except to the extent such restriction applies solely to assets or businesses of the Company and would not materially affect the operations of Synopsys and its subsidiaries taken as a whole following the Merger.

The Company has agreed to use its commercially reasonable best efforts to obtain any consents from other parties to any material agreements that may be necessary or appropriate for the purposes of the transactions contemplated by the Merger Agreement.

Indemnification and Insurance.    In the Merger Agreement, Synopsys and Purchaser have agreed that all rights to indemnification existing in favor of the present or former directors or officers of the Company as provided in the Company’s certificate of incorporation or bylaws or other specified agreements as in effect at the date of the Merger Agreement with respect to matters occurring prior to the Effective Time will survive the Merger and continue in full force and effect indefinitely in accordance with their terms.

The Merger Agreement further provides that Synopsys will cause to be maintained in effect for a period of six years after the Effective Time, in respect of acts or omissions occurring prior to the Effective Time, policies of directors’ and officers’ liability insurance for the benefit of the persons covered at the Effective Time by the Company’s existing directors’ and officers’ liability insurance policies and providing substantially similar coverage to such existing policies to the extent such insurance can be maintained at a total cost of no more than

300 percent of the annual premiums of the Company for such insurance. The Merger Agreement further provides that Synopsys shall allow such directors and officers to supplement or increase the coverage under any such policies at their own expense if such supplement or increase will not interfere with or adversely affect Synopsys’ maintenance of the Company’s directors’ and officers’ liability insurance.

Employee Matters.    The Merger Agreement provides that as soon as practicable following the Effective Time, those employees of the Company and its subsidiaries who will continue employment with Synopsys or the surviving corporation shall be eligible to participate in those benefit plans and programs maintained by Synopsys for similarly situated employees of Synopsys generally (or in substantially similar programs), but explicitly excluding individual plans, programs, arrangements or agreements, on the same terms applicable to similarly situated employees of Synopsys. Each such employee and eligible dependent who, at the Effective Time, was participating in an employee group health plan maintained by the Company or any of its subsidiaries shall not be excluded from Synopsys’ employee group health plan or limited in coverage thereunder by reason of any waiting period restriction or pre-existing condition limitation that would not have excluded such claim under the applicable Company plan.

The Merger Agreement also provides that Synopsys will cause service rendered by employees of the Company and its subsidiaries to be taken into account for vesting and eligibility purposes under employee benefit plans of Synopsys, and the surviving corporation, to the same effect as such service was taken into account under the corresponding plans of the Company and its subsidiaries for those purposes and employees will be given credit for co-payments, deductibles and co-insurance payments during the same plan year.

Takeover Laws.    The Company and Synopsys have agreed to use their commercially reasonable best efforts to ensure that the transactions contemplated by the Merger Agreement and the Stockholder Agreement may be consummated as promptly as practicable and otherwise use best efforts to eliminate or minimize the effects of any takeover statute.

Notification of Certain Matters.    The Company has agreed to give prompt notice to Synopsys of the occurrence of various events, including the occurrence or non-occurrence of any event that is likely to cause any representation contained in the Merger Agreement to be untrue in any material respect if made as of any time at or prior to the Effective Time or to result in any material failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied under the Merger Agreement or any event that has had, or would reasonably be likely to have, a Material Adverse Effect on the Company.

Conditions to Consummation of the Merger.    Pursuant to the Merger Agreement, the respective obligations of Synopsys, Purchaser and the Company to consummate the Merger are subject to the satisfaction or waiver, where permissible, prior to the proposed Effective Time, of the following conditions: (a) unless the Merger is consummated as a short-form merger, the Merger Agreement shall have been adopted by the affirmative vote of the stockholders of the Company required by and in accordance with applicable law, (b) no law, order or regulation of any governmental entity shall be in effect that restrains, enjoins or prevents consummation of the transactions contemplated by the Merger Agreement, and (c) Purchaser shall have accepted for purchase and paid for the Shares tendered pursuant to the Offer.

Termination.    The Merger Agreement provides that it may be terminated and the Merger may be abandoned at any time (notwithstanding approval thereof by the stockholders of the Company) prior to the Effective Time:

(a)  by mutual written consent of the Company and Synopsys;

(b)  by Synopsys or the Company, if any law or order permanently restraining, enjoining or prohibiting any of the transactions contemplated by the Merger Agreement or the provisions of the Stockholder Agreement relating to the tender, non-withdrawal and voting of shares shall have become final and non-appealable; provided that the party seeking to terminate shall not have materially breached its obligations under the Merger Agreement in any manner that contributed to the failure of the consummation of the Merger;

(c)  by the Company, if (i) Purchaser fails to commence the Offer in violation of the terms of the Merger Agreement, (ii) Purchaser fails to accept and pay for Shares pursuant to the Offer on or before August 31, 2003, or the Offer expires or terminates without Purchaser having purchased any Shares or (iii) Purchaser fails to purchase validly tendered Shares in violation of the Merger Agreement; provided that the Company has no right to terminate the Merger Agreement pursuant to clause (ii) if the failure to accept and pay for Shares or such expiration or termination of the Offer resulted from the Company’s failure to perform any of its obligations under the Merger Agreement or the Company’s failure to comply in any material respects with its obligations, covenants or agreements under the Merger Agreement or any representation or warranty is not true and correct under the relevant materiality standards provided in the Merger Agreement;

(d)  by Synopsys, if, due to an occurrence or circumstance which would result in a failure to satisfy any of the conditions to the Offer, (i) Purchaser shall have not commenced the Offer within the time provided under the Merger Agreement, (ii) subject to the provision of the Merger Agreement requiring extension of the Offer under certain circumstances, the Offer has terminated or expired in accordance with its terms without Purchaser purchasing any Shares pursuant to the Offer or (iii) Purchaser has not accepted Shares pursuant to the Offer prior to August 31, 2003; provided that Synopsys has no right to terminate the Merger Agreement under clauses (i), (ii), and (iii) of this subsection (d) if Synopsys’ or Purchaser’s breach of the Merger Agreement was the cause of, or resulted in, the failure of any of the conditions to the Offer or the failure of Synopsys to have accepted Shares; and provided, further, that if the sole unsatisfied condition to the Offer is the Company’s failure to comply in any material respects with its obligations, covenants or agreements under the Merger Agreement or any representation or warranty is not true and correct under the relevant materiality standards provided in the Merger Agreement, such termination may only be effected if the breach is not capable of being cured or, if capable of being cured, has not been cured within 15 days following receipt by the Company of written notice of such breach;

(e)  by the Company, prior to the purchase of Shares pursuant to the Offer, if all of the following conditions are satisfied: (i) the Company has complied with its obligations referred to above under “No Solicitation”, (ii) the Company’s Board of Directors, after consultation with outside legal counsel, determines in good faith that such action may reasonably be expected to be necessary for the Company’s Board of Directors to comply with its fiduciary duties to the Company’s stockholders under applicable Law, (iii) the Company shall have received an Acquisition Proposal and the Company’s Board of Directors reasonably determines in good faith, after consultation with an independent, nationally recognized financial advisor, that such Acquisition Proposal constitutes a Superior Proposal, (iv) the Company has given Synopsys at least three business days advanced notice that it intends to take such action and (v) the Company concurrently with such termination pays Synopsys the Termination Fee (as described below); or

(f)  by Synopsys, prior to the purchase of Shares pursuant to the Offer, if the Company’s Board of Directors shall have withdrawn or modified its recommendation to the Company’s stockholders regarding the Offer and the Merger, or if any person or group becomes the beneficial owner of a majority of the outstanding Shares.

Fees and Expenses.    Except as provided below with respect to the Termination Fee, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Offer, the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such expenses other than fees, costs and expenses of printing and mailing the Offer Documents and Schedule 14D-9, which shall be shared equally by the Company and Synopsys.

In the event that the Merger Agreement is terminated under the circumstances described in subparagraph (e) or (f) under “Termination” above, the Company has agreed to pay Synopsys a termination fee of $10 million (the “Termination Fee”). The Company has also agreed to pay Synopsys the Termination Fee if the Merger

Agreement is terminated pursuant to subparagraphs (c)(ii) or (d) under “Termination” above (x) following a breach of the Company’s representations, warranties or obligations under the relevant materiality standards provided in the Merger Agreement or (y) as a result of any failure of the Minimum Tender Condition to be satisfied at any expiration of the Offer when all other Conditions to the Offer have been satisfied and (A) prior to such termination it shall be publicly disclosed that an Acquisition Proposal has been made or any person shall have publicly announced an intention to make an Acquisition Proposal and (B) within twelve months thereafter the Company enters into an agreement with respect to any Acquisition Proposal or any Acquisition Proposal has been consummated. If Synopsys would be entitled to a Termination Fee under clause (x) of the preceding sentence, termination of the Merger Agreement and collection of the Termination Fee would be the exclusive remedy of Synopsys and Purchaser in respect of any breach of the Company’s representations, warranties or obligations.

Amendment.    The Merger Agreement may be amended by Synopsys, Purchaser and the Company, at any time before or after adoption of the Merger Agreement by the stockholders of the Company but, after any such stockholder approval, no amendment may be made which decreases the Merger Consideration or which requires the approval of the stockholders of the Company under applicable law without approval by the stockholders.

Extension; Waiver.    At any time prior to the Effective Time, the parties may extend the time for the performance of any of the obligations or other acts of the other parties, waive any inaccuracies in the representations and warranties contained in the Merger Agreement by any other applicable party or in any document, certificate or writing delivered pursuant to the Merger Agreement by any other applicable party or waive compliance with any of the agreements or conditions contained in the Merger Agreement by any other applicable party.

The Stockholder Agreement.    Concurrently with the execution of and in order to induce Synopsys and Purchaser to enter into the Merger Agreement, the Supporting Stockholders entered into the Stockholder Agreement with Synopsys. The following is a summary of certain provisions of the Stockholder Agreement. This summary is qualified in its entirety by reference to the Stockholder Agreement, which is incorporated herein by reference and a copy, or form of which, has been filed with the Commission as an exhibit to the Schedule TO. The Stockholder Agreement may be examined and copies may be obtained in the manner set forth in Section 8 under “Available Information.”

Tender of Shares.    Each Supporting Stockholder has agreed to validly tender (or cause the record owner of such Shares to validly tender) and not to withdraw, pursuant to and in accordance with the terms of the Offer, not later than the 20th business day after commencement of the Offer (and in the case of Shares acquired after the date of the Stockholder Agreement, not later than the later of the 20th business day after commencement of the Offer or two business days after such acquisition), all Shares which are beneficially owned by such Supporting Stockholder as of the date of tender, including any Shares which such Supporting Stockholder acquires beneficial ownership of after the date of the Stockholder Agreement and prior to the termination of the Stockholder Agreement (collectively, the “Covered Shares”).

Option.    Pursuant to the Stockholder Agreement, each Supporting Stockholder has granted to Synopsys an irrevocable option (each, a “Stockholder Option”) to purchase the Covered Shares beneficially owned by such Supporting Stockholder at a price per Share equal to the Offer Price. Purchaser may exercise the Stockholder Option in whole or in part if (a) Purchaser has acquired Shares pursuant to the Offer and (b) such Supporting Stockholder has not tendered into the Offer any Covered Shares or has withdrawn the tender of any Covered Shares into the Offer. Synopsys may exercise the Stockholder Option at any time within 60 days following the date the Stockholder Option first becomes exercisable.

Voting Agreement.    Each Supporting Stockholder has agreed, at any meeting of the stockholders of the Company, however called, or in connection with any written consent of the stockholders of the Company, to vote (or cause to be voted) all Covered Shares, (a) in favor of adopting the Merger Agreement and any transactions contemplated thereby, (b) against any proposal relating to an Acquisition Proposal and (c) against any proposal, action or agreement that would delay, prevent or frustrate the Offer and the related transactions contemplated by the Merger Agreement.

Irrevocable Proxy.    Each Supporting Stockholder has irrevocably granted Purchaser and any of its designees the Supporting Stockholder’s irrevocable proxy to vote all of the Supporting Stockholder’s Covered Shares or grant a consent or approval in respect of the Covered Shares to secure the performance of the duties of such Supporting Stockholder.

Restriction on Transfer of Covered Shares, Proxies and Noninterference.    Each Supporting Stockholder has undertaken that such Supporting Stockholder will not offer to transfer, transfer or consent to any transfer of, any or all of the Covered Shares or other shares over which he has voting and dispositive power, or any interest therein without the prior written consent of Purchaser or grant any proxy or power-of-attorney with respect to the Covered Shares, except that two of the Supporting Stockholders, Messrs. Pati and Wang, are permitted under the Stockholder Agreement to transfer Covered Shares in accordance with their respective trading plans established pursuant to Rule 10b5-1 of the Exchange Act prior to the date of the Stockholder Agreement.

No Solicitation.    Each Supporting Stockholder has agreed, solely in his capacity as a stockholder and not in any capacity as a director or officer of the Company, not to, and not to authorize or permit any of such Supporting Stockholder’s affiliates or representatives to, directly or indirectly, solicit, initiate or encourage any inquiries or proposals from, discuss or negotiate with, or provide any non-public information to any person or group with respect to any Acquisition Proposal, or otherwise facilitate any of the foregoing.

Restrictive Covenants.    In connection with the Merger, during a period commencing on the date of the purchase of Shares by Purchaser pursuant to the Offer and ending on March 31, 2005, each of Messrs. Pati and Wang agreed not to: (a) for direct or indirect compensation, intentionally assist any entity that is engaged anywhere in the world in the development, marketing and sales of software products and related services in, and the licensing of patents and other intellectual property relating to, reticle enhancement technology, lithography simulation-based IC design verification, lithography simulation-based IC mask defect printability analysis, mask data preparation and cell layout creation and migration (the “Company Business”) if such assistance relates to any aspect of the Company Business, except to an operating unit of an entity where that unit is not engaged in the Company Business; (b) invest as a principal, partner, shareholder, member or otherwise, in any entity that is engaged anywhere in the world in the Company Business, except for (i) investments made by venture capital funds or similar funds in which Mr. Pati or Mr. Wang is a passive investor or (ii) an investment in any entity which devotes and intends to devote less than ten percent of its resources to the Company Business; (c) intentionally solicit or assist any other person or entity in soliciting any employee of the Company and its subsidiaries to perform services for any entity other than the Company and its subsidiaries, or attempt to induce any such employee to leave the employ of the Company and its subsidiaries. In connection with the Merger, each of Messrs. Pati and Wang agreed not to disclose any confidential information with respect to the Company, Synopsys or their respective subsidiaries or affiliates.

Termination.    The Stockholder Agreement will terminate upon the date of the termination of the Merger Agreement without the Merger having been consummated.

The Confidentiality Agreement.    The following is a summary of certain provisions of the Confidentiality Agreement, dated December 6, 2002, between the Company and Synopsys. This summary is qualified in its entirety by reference to the Confidentiality Agreement, which is incorporated herein by reference and a copy of which Synopsys and Purchaser have filed with the Commission as an exhibit to the Schedule TO. The Confidentiality Agreement may be examined and copies may be obtained in the manner set forth in Section 8 under “Available Information.”

Pursuant to the Confidentiality Agreement, Synopsys agreed:

•
to treat confidentially all confidential information provided to Synopsys by the Company or its representatives concerning the Company except as required by law and to use such information for no purpose other than to evaluate a possible transaction between Synopsys and the Company;

•
not to disclose to any person other than Synopsys’ representatives any information about a potential transaction, including that discussions are taking place between Synopsys and the Company concerning such potential transaction or the status thereof or that confidential information that has been provided to Synopsys;

•
for a period of two years from the date of the Confidentiality Agreement, without the prior written consent of the Company or its Board of Directors, not to (1) acquire or offer or agree to acquire any voting securities or direct or indirect rights to acquire any voting securities of the Company or its subsidiaries, or any asset of the Company or any of its subsidiaries, (2) seek to control in any manner (including proxy solicitation or otherwise) the management, Board of Directors or policies of the Company, (3) make any public announcement with respect to, or submit a proposal for, or offer of any extraordinary transaction involving the Company or any of its securities or assets, (4) form, join or participate in a “group” as defined in Section 13(d)(3) of the Exchange Act in connection with any of the above, (5) take any action that could reasonably be expected to require the Company to make a public announcement regarding the possibility of any of the events described above or (6) request the Company or any of its representatives, to amend or waive any of the above provisions; provided that if the Company publicly announces that it has entered into a definitive agreement to effect a transaction in which a change of control would occur, the restrictions set forth above shall not apply until the earlier of the consummation of such transaction or the termination of the agreement providing for such transaction.

Effects of Inability to Consummate the Merger.    If, following the consummation of the Offer, the Merger is not consummated for any reason (see “The Merger Agreement—Conditions to Consummation of the Merger”), Synopsys, which owns 100 percent of the common stock of Purchaser, indirectly will control the number of Shares acquired by Purchaser pursuant to the Offer. Under the Merger Agreement, promptly following payment by Purchaser for Shares purchased pursuant to the Offer or otherwise of such number of Shares as represents at least a majority of the outstanding Shares, and from time to time thereafter, subject to applicable law or rule of NASD Regulation, Inc., the Company has agreed to take all actions necessary to cause at least a majority of the directors of the Company to consist of persons designated by Purchaser (see “The Merger Agreement—Directors”). As a result of its ownership of such Shares and right to designate nominees for election to the Board of Directors of the Company, Synopsys indirectly will be able to influence, and will likely be able to control, decisions of the Board of Directors of the Company and the decisions of Purchaser as a stockholder of the Company. This concentration of influence in one stockholder may adversely affect the market value of the Shares.

If Synopsys controls more than 50 percent of the outstanding Shares following the consummation of the Offer but the Merger is not consummated, stockholders of the Company, other than those affiliated with Synopsys, will lack sufficient voting power to elect directors or to cause other actions to be taken which require majority approval.

12.    Source and Amount of Funds

Synopsys estimates that the total amount of funds required to purchase all outstanding Shares pursuant to the Offer and the Merger and to pay related fees and expenses will be approximately $276 million. Synopsys will provide Purchaser with all such funds as a capital contribution or loan or combination thereof. Synopsys will provide the funds to Purchaser from cash or cash equivalents on hand.

13.    Certain Conditions of the Offer

Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered in connection with the Offer and may terminate or, subject to the terms of the Merger Agreement, amend the Offer, unless prior to the Expiration Date (a) there shall be validly tendered in the Offer and not properly withdrawn that number of Shares which, together with the number of Shares, if any, then owned beneficially by Synopsys or Purchaser (including by reason of the Stockholder Agreement), constitutes at least a majority of the total number of outstanding Shares on a fully diluted basis (which shall mean, as of any time, the number of Shares outstanding, together with all Shares which the Company may be required to issue pursuant to any then outstanding warrants, options, benefit plans or obligations or otherwise, whether or not vested or then exercisable) on the date Shares are accepted for payment, and (b) any applicable waiting period under the HSR Act or any other national merger control law or foreign investment regulation shall have expired or been terminated.

Additionally, notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares tendered in the Offer and may, subject to the terms of the Merger Agreement, amend the Offer if any of the following conditions exist:

(a)  there shall have been any action taken by a governmental entity that would, or is reasonably likely, directly or indirectly, to, (i) restrain, enjoin or otherwise prohibit any of the transactions contemplated by the Offer or the Merger Agreement, (ii) impose material limitations on the ability of Synopsys, Purchaser or any of their respective subsidiaries or affiliates to acquire or hold, transfer or dispose of, or effectively to exercise all rights of ownership of, some or all of the Shares including the right to vote the Shares purchased by it pursuant to the Offer on an equal basis with all other Shares on all matters properly presented to the stockholders of the Company, or (iii) require, or condition any approval on, the divestiture by Synopsys, Purchaser or any of their respective subsidiaries or affiliates of any Shares, or require Purchaser, Synopsys, the Company, or any of their respective subsidiaries or affiliates to take, or condition any approval on, any action referred to in the fourth paragraph under “Commercially Reasonable Best Efforts” in Section 11—“Purpose of the Offer and Plans for the Company; the Merger Agreement and Related Agreements—The Merger Agreement”, except as expressly provided therein;

(b)  there shall have been threatened (which threat shall not have been withdrawn) or there shall be pending, any action, proceeding or counterclaim by or before any governmental entity, challenging the making or consummation of the Offer or the Merger or seeking, directly or indirectly, to result in any of the consequences referred to in clauses (i) to (iii) of paragraph (a) above;

(c)  there shall have occurred any change, circumstance or effect that constitutes a Material Adverse Effect with respect to the Company;

(d)  the Company shall have breached or failed to perform or comply in any material respect with any of its obligations, covenants, or agreements under the Merger Agreement or any representation or warranty of the Company contained in the Merger Agreement shall not be true and correct; provided that:

(i)  all such representations and warranties shall be interpreted without giving effect to the words “materially” or “material” or to any qualification based on such terms or based on the defined term “Material Adverse Effect”;

(ii)  the representation and warranty relating to capitalization shall be deemed untrue if it shall fail to be true and correct except to a de minimis extent;

(iii)  any such representation or warranty (other than any representation or warranty referred to in clause (ii) above) shall be deemed untrue if such representation or warranty shall fail to be true and correct in all respects except where the failure of all such representations and warranties to be true and correct has not had and would not have, individually or in the aggregate, a Material Adverse Effect on the Company;

in each case at any scheduled expiration of the Offer (except for representations and warranties made as of a specified date, which need be true as of the specified date); or

(e)    the Merger Agreement shall have been terminated pursuant to its terms or shall have been amended pursuant to its terms to provide for such termination or such amendment of the Offer;

which, in the reasonable judgment of Synopsys or Purchaser, in any case, and regardless of the circumstances (including any action or inaction by Synopsys or Purchaser or any of their affiliates) giving rise to any such condition, makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for Shares.

The foregoing conditions are for the sole benefit of Synopsys and Purchaser and, regardless of the circumstances, may be asserted by Synopsys or Purchaser in whole or in part at any applicable time or from time to time prior to the acceptance for payment of Shares, or (except for the Minimum Tender Condition) may be waived by Synopsys or Purchaser in its discretion in whole or in part at any applicable time or from time to time, in each case subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the Commission. The failure of Synopsys or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. Any determination by Synopsys or Purchaser concerning the events described above will be final and binding on all parties.

14.    Dividends and Distributions

The Merger Agreement provides that from the date of the Merger Agreement to the date on which Purchaser first accepts Shares for payment pursuant to the Offer, the Company shall not, and shall not permit any of its subsidiaries to, without the prior written consent of Synopsys, declare, set aside or pay any dividends or other distributions (whether in cash, stock, property or any combination thereof) in respect of its capital stock (see Section 11—“Purpose of the Offer and Plans for the Company; the Merger Agreement and Related Agreements—The Merger Agreement—Covenants”).

Notwithstanding the above, if on or after the date of the Merger Agreement, the Company (a) splits, combines or otherwise changes the Shares or its capitalization, (b) acquires Shares or otherwise causes a reduction in the number of Shares, (c) issues or sells additional Shares (other than the issuance of Shares reserved for issuance as of the date of the Merger Agreement under option and employee stock purchase plans or with respect to the Exchangeable Shares in accordance with their terms as publicly disclosed as of the date of the Merger Agreement) or any shares of any other class of capital stock, other voting securities or any securities convertible into or exchangeable for, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing or (d) discloses that it has taken such action, then, without prejudice to Purchaser’s rights under Section 13 and the Merger Agreement, Purchaser, in its sole discretion, may make such adjustments in the Offer Price and other terms of the Offer as it deems appropriate to reflect such split, combination or other change or action, including without limitation, the Minimum Tender Condition or the number or type of securities offered to be purchased.

15.    Certain Legal Matters

General.    Except as otherwise set forth in this Offer to Purchase, based on Synopsys’ and Purchaser’s review of publicly available filings by the Company with the Commission and other information regarding the Company, Synopsys and Purchaser are not aware of any licenses or other regulatory permits which appear to be material to the business of the Company and which might be adversely affected by the acquisition of Shares by Purchaser or Synopsys pursuant to the Offer or the Merger or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by Purchaser or Synopsys pursuant to the Offer or the Merger. In addition, Synopsys and Purchaser are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for Synopsys’ and Purchaser’s acquisition or ownership of the Shares. Should any such approval or other action be required, Synopsys and Purchaser currently expect that such approval or action, except as described below under “State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions or that adverse consequences might not result to the Company’s or Synopsys’ business or that certain parts of the Company’s or Synopsys’ business might not have to be disposed of or held separate in the event that such approvals were not obtained or such other actions were not taken. Purchaser’s obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See Section 13.

Antitrust Compliance.    Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing by Synopsys of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Synopsys filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on January 21, 2003, and, therefore, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on February 5, 2003, unless earlier terminated by the FTC and the Antitrust Division or Synopsys and Purchaser receive a request for additional information or documentary material (a “Second Request”) prior to that time. If within the 15-calendar-day waiting period either the FTC or the Antitrust Division issues a Second Request to Synopsys or Purchaser, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days following the date of substantial compliance by Synopsys and Purchaser with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder. After that time, the waiting period could be extended only by a court order or with Synopsys’ and Purchaser’s consent. The FTC or the Antitrust Division may terminate the additional ten-calendar-day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. The Company filed its own Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer on January 22, 2003, and could possibly receive a Second Request from either the FTC or the Antitrust Division, failure by the Company to comply with an applicable Second Request will not extend the waiting period with respect to the purchase of Shares in the Offer. The Merger will not require an additional filing under the HSR Act if Purchaser owns at least 50 percent of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser’s proposed acquisition of the Company. At any time before or after Purchaser’s purchase of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the Merger or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of Synopsys or its subsidiaries, or of the Company or its subsidiaries. Private parties and state governments may also bring legal action under the antitrust laws under certain circumstances. While Synopsys believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer. See Section 13.

Foreign Laws.    The Company and Synopsys and certain of their respective subsidiaries conduct business in several foreign countries where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer. Synopsys expects to make a joint filing on behalf of Synopsys and the Company in Germany which would commence a one-month waiting period and, therefore, could delay consummation of the Offer. Synopsys and the Company are also analyzing the applicability of such laws in other countries and currently intend to take such action as may be required or desirable. If any foreign governmental entity takes any action prior to the completion of the Offer that might have certain adverse effects, Purchaser will not be obligated to accept for payment or pay for any Shares tendered. See Section 13.

Stockholder Approval.    The Company has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by the Company and the consummation by the Company of the transactions contemplated by the Merger Agreement have been duly and validly authorized by the Board of Directors of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize the Merger Agreement or to consummate the transactions so contemplated, other than, with respect to the Merger, the approval of the plan of merger (as such term is used in the DGCL) contained in the Merger Agreement by the holders of at least a majority of the outstanding Shares prior to the consummation of the Merger (unless the Merger is consummated pursuant to the short-form merger provisions). According to the Company’s certificate of incorporation, the Shares are the only securities of the Company which entitle the holders thereof to voting rights. If following the purchase of Shares by Purchaser pursuant to the Offer, Purchaser and its affiliates own more than a majority of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other stockholder of the Company.

Short-Form Merger.    The DGCL provides that if a parent company owns at least 90 percent of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise Purchaser acquires or controls the voting power of at least 90 percent of the Shares, Synopsys would be obligated in the Merger Agreement (subject to the conditions to its obligations to effect the Merger contained in the Merger Agreement), to effect the Merger without prior notice to, or any action by, any other stockholder of the Company if permitted to do so under the DGCL. Even if Synopsys and Purchaser do not own 90 percent of the outstanding Shares following consummation of the Offer, Synopsys and Purchaser could seek to purchase additional Shares in the open market, from the Company or otherwise in order to reach the 90 percent threshold and effect a short-form merger. The consideration per Share paid for any Shares so acquired could be greater or less than that paid in the Offer.

State Takeover Laws.    A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. To the extent that certain provisions of certain of these state takeover statutes purport to apply to the Offer or the Merger, Purchaser believes that such laws conflict with federal law and constitute an unconstitutional burden on interstate commerce.

Section 203 of the DGCL prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15 percent or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Board of Directors of the Company has irrevocably taken all necessary steps to approve Synopsys and Purchaser becoming “interested stockholders” within the meaning of Section 203 of the DGCL and causing Section 203 to be inapplicable to Synopsys and Purchaser and to the Merger, the Stockholder Agreement and the acquisition of Shares pursuant to the Offer and the Stockholder Agreement.

Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger, and the Board of Directors of the Company has adopted a resolution exempting, to the fullest extent permitted by applicable law, the Merger Agreement and the Stockholder Agreement and the transactions contemplated thereby from any state takeover statutes other than Delaware takeover statutes that purport to apply to the Merger Agreement and the Stockholder Agreement and the transaction contemplated thereby. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger or the Stockholder Agreement, and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer, the Merger or the Stockholder Agreement, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Stockholder Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 13.

Appraisal Rights.    No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are then stockholders of the Company will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares. Such rights, if the statutory procedures were complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting stockholders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger.

In addition, several decisions by Delaware courts have held that, in certain instances, a controlling stockholder of a corporation involved in a merger has a fiduciary duty to the other stockholders to ensure that the merger is fair to such other stockholders. In determining whether a merger is fair to minority stockholders, the Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there were fair dealings among the parties. Although the remedies of rescission or other damages are possible in an action challenging a merger as a breach of fiduciary duty, decisions of the Delaware courts have indicated that in most cases the remedy available in a merger that is found not to be “fair” to minority stockholders is a damages remedy based on essentially the same principles as an appraisal unless the controlling stockholder used coercion or fraud to induce the merger.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL which will be set forth in their entirety in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of merger.

“Going Private” Transactions.    Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (a) the Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (b) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither Synopsys nor Purchaser believes that Rule 13e-3 will be applicable to the Merger.

Pending Litigation.    On January 14, 2003, a complaint entitled Huff v. Numerical Technologies, Inc., CV814010, was filed in the Superior Court for Santa Clara County, California. The lawsuit, which names the Company and certain current and former members of the Board of Directors of the Company as defendants, purports to be brought as a class action on behalf of the holders of Shares. The lawsuit alleges, among other things, that the Company’s directors breached their fiduciary duties by approving the terms of the proposed acquisition of the Company’s stock by Synopsys. The lawsuit seeks an injunction preventing the closing of the acquisition, along with other injunctive relief. On January 15, 2003, the Company issued a press release announcing that it believes the lawsuit is without merit and that it intends to vigorously contest it.

16.    Fees and Expenses

Purchaser has retained the Depositary and the Information Agent in connection with the Offer. Purchaser will pay each of the Depositary and the Information Agent customary compensation, reimbursement for reasonable out-of-pocket expenses and Purchaser will also agree to indemnify such parties against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

The Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

17.    Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Purchaser may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

Neither Purchaser nor Synopsys is aware of any jurisdiction in which the making of the Offer or the acceptance of Shares in connection therewith would not be in compliance with the laws of such jurisdiction.

Purchaser and Synopsys have filed with the Commission the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the Commission in the manner set forth in Section 8 under “Available Information.”

No person has been authorized to give any information or make any representation on behalf of Synopsys or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Synopsys, Purchaser, the Company or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

NEON ACQUISITION CORPORATION
January 23, 2003

SCHEDULE A

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND THE EXECUTIVE OFFICERS OF SYNOPSYS AND PURCHASER

SYNOPSYS, INC.

Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Synopsys. Unless otherwise indicated, the business address of each such person is 700 East Middlefield Road, Mountain View, California 94043. Unless otherwise indicated, each such person is a citizen of the United States.

Name and Position	Current Principal Occupation or Employment; Material Positions Held During the Past Five Years
Aart J. de Geus Chairman and Chief Executive Officer
Dr. Aart J. de Geus co-founded Synopsys and currently serves as Chief Executive Officer and Chairman of the Board of Directors. Since the inception of Synopsys in December 1986, he has held a variety of positions including Senior Vice President of Engineering and Senior Vice President of Marketing. From 1986 to 1992, Dr. de Geus served as Chairman of the Board. He served as President from 1992 to 1998. Dr. de Geus has served as Chief Executive Officer since January 1994 and has held the additional title of Chairman of the Board since February 1998. He has served as a Director since 1986. From 1982 to 1986, Dr. de Geus was employed by General Electric Corporation, where he was the Manager of the Advanced Computer-Aided Engineering Group. Dr. de Geus holds an M.S.E.E. from the Swiss Federal Institute of Technology in Lausanne, Switzerland and a Ph.D. in electrical engineering from Southern Methodist University.

Chi-Foon Chan President, Chief Operating Officer and Director
Dr. Chi-Foon Chan joined Synopsys as Vice President of Application Engineering & Services in May 1990. Since April 1997 he has served as Chief Operating Officer and since February 1998 he has held the additional title of President. Dr. Chan also became a Director of Synopsys in February 1998. From September 1996 to February 1998 he served as Executive Vice President, Office of the President. From February 1994 until April 1997 he served as Senior Vice President, Design Tools Group and from October 1996 until April 1997 as Acting Senior Vice President, Design Reuse Group. Additionally, he has held the titles of Vice President, Engineering and General Manager, DesignWare Operations and Senior Vice President, Worldwide Field Organization. From March 1987 to May 1990, Dr. Chan was employed by NEC Electronics, where his last position was General Manager, Microprocessor Division. From 1977 to 1987, Dr. Chan held a number of senior engineering positions at Intel Corporation. Dr. Chan holds an M.S. and Ph.D. in computer engineering from Case Western Reserve University.

Name and Position	Current Principal Occupation or Employment; Material Positions Held During the Past Five Years
Vicki L. Andrews Senior Vice President, Worldwide Sales
Vicki L. Andrews joined Synopsys in May 1993 and currently serves as Senior Vice President, Worldwide Sales. Before holding that position, she served in a number of senior sales roles at Synopsys, including Vice President, Global and Strategic Sales, Vice President, North America Sales and Director, Western United States Sales. She has more than 18 years of experience in the EDA industry. Ms. Andrews holds a B.S. in biology and chemistry from the University of Miami.

Steven K. Shevick Chief Financial Officer
Steven K. Shevick joined Synopsys in July 1995 and currently serves as Senior Vice President, Finance and Chief Financial Officer, and as the Company Secretary. Mr. Shevick was appointed Senior Vice President and Chief Financial Officer in January 2003. From October 1999 to January 2003, he was Vice President, Investor Relations and Legal, and Secretary. From March 1998 to October 1999, he was Vice President, Legal, General Counsel and Assistant Corporate Secretary. From July 1995 to March 1998 he served as Deputy General Counsel and Assistant Corporate Secretary. Mr. Shevick holds an A.B. from Harvard College and a J.D. from Georgetown University Law Center.

Andy D. Bryant Director
Andy D. Bryant has been a Director of Synopsys since January 1999 and currently serves as Executive Vice President and Chief Financial and Enterprise Services Officer of Intel Corporation, with responsibility for financial operations, human resources, information technology and e-business functions and activities worldwide. Mr. Bryant joined Intel in 1981 as Controller for the Commercial Memory Systems Operation and in 1983 became Systems Group Controller. In 1987, he was promoted to Director of Finance for the corporation and was appointed Vice President and Director of Finance of the Intel Products Group in 1990. Mr. Bryant became CFO in February of 1994 and was promoted to Senior Vice President in January 1999. Mr. Bryant expanded his role to Chief Financial and Enterprise Services Officer in December 1999. He was promoted to Executive Vice President in January 2001. Prior to joining Intel, he held positions in finance at Ford Motor Company and Chrysler Corporation. Mr. Bryant holds a B.A. in economics from the University of Missouri and an M.B.A. in finance from the University of Kansas. Mr. Bryant is also a director of Convera Corporation, a provider of content management solutions.

Name and Position	Current Principal Occupation or Employment; Material Positions Held During the Past Five Years
Deborah A. Coleman Director
Deborah A. Coleman has been a Director of Synopsys since November 1995. Ms. Coleman is co-founder and currently General Partner of SmartForest Ventures in Portland, Oregon. Ms. Coleman was Chairman of the Board of Merix Corporation, a manufacturer of printed circuit boards, from May 1994, when it was spun off from Tektronix, Inc., until September 2001. She also served as Chief Executive Officer of Merix from May 1994 to September 1999 and as President from March 1997 to September 1999. Ms. Coleman joined Merix from Tektronix, a diversified electronics corporation, where she served as Vice President of Materials Operations, responsible for worldwide procurement, distribution, component engineering and component manufacturing operation. Prior to joining Tektronix in November 1992, Ms. Coleman was with Apple Computer, Inc. for eleven years, where she held several executive positions, including Chief Financial Officer, Chief Information Officer and Vice President of Operations. She is also a Director of Applied Materials, Inc., a manufacturer of semiconductor fabrication equipment.

Bruce R. Chizen Director
Bruce R. Chizen has been a Director of Synopsys since April 2001. Mr. Chizen has served as President of Adobe Systems Incorporated, a provider of graphic design, publishing and imaging software for Web and print production, since April 2000 and as Chief Executive Officer since December 2000. He joined Adobe Systems in August 1994 as Vice President and General Manager, Consumer Products Division and in December 1997 became Senior Vice President and General Manager, Graphics Products Division. In August 1998, Mr. Chizen was promoted to Executive Vice President, Products and Marketing. From November 1992 to February 1994, he was Vice President and General Manager, Claris Clear Choice for Claris Corp., a wholly-owned subsidiary of Apple Computer. He is also a Director of Adobe Systems Incorporated and Viewpoint Corporation, a provider of advanced 3D product visualization and marketing solutions.

Name and Position	Current Principal Occupation or Employment; Material Positions Held During the Past Five Years
A. Richard Newton Director
Dr. A. Richard Newton has been a Director of Synopsys since January 1995. Previously, Dr. Newton was a Director of Synopsys from January 1987 to June 1991. Dr. Newton has been a Professor of Electrical Engineering and Computer Sciences at the University of California at Berkeley since 1979 and is currently Dean of the College of Engineering. From July 1999 to June 2000, Dr. Newton was Chair of the Electrical Engineering and Computer Sciences Department. Since 1988, Dr. Newton has acted as a Venture Partner with Mayfield Fund, a venture capital partnership, and has contributed to the evaluation and development of over two dozen new companies. From November 1994 to July 1995, he was acting President and Chief Executive Officer of Silicon Light Machines, a private company which has developed display systems based on the application of micromachined silicon light-valves. Dr. Newton is also a Director of Simplex Solutions, Inc., which provides software and services for integrated circuit design and verification. Dr. Newton is a citizen of Australia.

Sasson Somekh Director
Dr. Sasson Somekh has been a Director of Synopsys since January 1999. He is Executive Vice President of Applied Materials, Inc., a manufacturer of semiconductor fabrication equipment. From December 1993 to November 2000, Dr. Somekh served as Senior Vice President. Dr. Somekh served as Group Vice President from 1990 to 1993. Prior to that, he was a divisional Vice President. Dr. Somekh joined Applied Materials in 1980 as a Project Manager.

Steven C. Walske Director
Steven C. Walske has been a Director of Synopsys since December 1991. Mr. Walske has been Chief Business Strategist of Parametric Technology Corporation, a supplier of software products for mechanical computer aided engineering, since June 2000 and served as Chairman, Chief Executive Officer and a Director from August 1994 until June 2000. From December 1986 to August 1994, Mr. Walske served as President and Chief Executive Officer of that company.

NEON ACQUISITION CORPORATION

Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser. Unless otherwise indicated, the business address of each such person is 700 East Middlefield Road, Mountain View, California 94043. Unless otherwise indicated, each such person is a citizen of the United States and has held his or her present position as set forth below since or subsequent to Purchaser’s incorporation.

Steven K. Shevick Sole member, Board of Directors and President
Steven K. Shevick joined Synopsys in July 1995 and currently serves as Senior Vice President, Finance and Chief Financial Officer, and as the Company Secretary. Mr. Shevick was appointed Senior Vice President and Chief Financial Officer in January 2003. From October 1999 to January 2003, he was Vice President, Investor Relations and Legal, and Secretary. From March 1998 to October 1999, he was Vice President, Legal, General Counsel and Assistant Corporate Secretary. From July 1995 to March 1998 he served as Deputy General Counsel and Assistant Corporate Secretary. Mr. Shevick holds an A.B. from Harvard College and a J.D. from Georgetown University Law Center.

Lars Larsen Treasurer and Secretary
Lars Larsen joined Synopsys in June 2000 and currently serves as Vice President and Treasurer, a position he has held since June 2000. From June 1992 until November 1999, Mr. Larsen served as Vice President and Treasurer of Raychem Corporation, a manufacturer of electronic products.

Richard Rowley Vice President and Assistant Treasurer
Richard Rowley joined Synopsys in November 1996 and currently serves as Vice President and Corporate Controller, a position he has held since August 1999. From November 1998 until August 1999, Mr. Rowley was Assistant Corporate Controller. Prior to that, Mr. Rowley served as a Director, Corporate Reporting and Planning.

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for the Shares any other required documents should be sent by each stockholder of the Company or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer Is:

By Mail:	By Facsimile Transmission:	By Hand or Overnight Courier:

Computershare Trust Company of New York Wall Street Station P.O. Box 1010 New York, NY 10268-1010	For Eligible Institutions Only: (212) 701-7636 For Confirmation Only Telephone: (212) 701-7624	Computershare Trust Company of New York Wall Street Plaza 88 Pine Street, 19th Floor New York, NY 10005

Any questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D. F. King & Co., Inc.

77 Water Street
New York, NY 10005
Banks and Brokers Call Collect: (212) 269-5550
All Others Call Toll Free: (800) 628-8532